Filed by Valeant Pharmaceuticals International, Inc.

(Commission File No. 001-14956) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

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1

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA

HONORABLE DAVID O. CARTER, JUDGE PRESIDING

ALLERGAN, INC., )

) CERTIFIED Plaintiff, ) ) vs. ) No. 14-CV-1214-DOC

) Volume I VALEANT PHARMACEUTICALS ) INTERNATIONAL, INC., et al., ) ) Defendants. )             )

REPORTER’S TRANSCRIPT OF PROCEEDINGS Hearing on Motion for Preliminary Injunction Santa Ana, California Tuesday, October 28, 2014

Debbie Gale, CSR 9472, RPR Federal Official Court Reporter United States District Court 411 West 4th Street, Room 1-053 Santa Ana, California 92701 (714) 558-8141

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14cv1214 Allergan 2014-10-28 Hearing V1

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APPEARANCES OF COUNSEL:

FOR PLAINTIFF ALLERGAN, INC.:

Peter Allen Wald LATHAM & WATKINS LLP 505 Montgomery Street Suite 2000

San Francisco, California 94111 415-391-0600 peter.wald@lw.com

Michele D. Johnson LATHAM & WATKINS LLP 650 Town Center Drive 20th Floor Costa Mesa, California 92626 714-540-1235 michele.johnson@lw.com

William Savitt (pro hac vice) WACHTELL LIPTON ROSEN AND KATZ

51 West 52nd Street New York, New York 10019 212-403-1329 WDSavitt@wlrk.com

FOR DEFENDANT VALEANT PHARMACEUTICALS INTERNATIONAL INC., ET AL:

Brian T. Frawley (pro hac vice) SULLIVAN & CROMWELL LLP

125 Broad Street

New York, New York 10004 212-558-4000 frawleyb@sullcrom.com

John L. Hardiman (pro hac vice) SULLIVAN & CROMWELL LLP

125 Broad Street

New York, New York 10004 212-558-4000 hardimanj@sullcrom.com

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APPEARANCES OF COUNSEL (Continued):

Edward Eric Johnson SULLIVAN & CROMWELL LLP 1888 Century Park East Suite 2100 Los Angeles, California 90067 310-712-6600 johnsonee@sullcrom.com

FOR DEFENDANT PERSHING SQUARE CAPITAL MANAGEMENT LP:

Mark C. Holscher KIRKLAND & ELLIS LLP 333 South Hope Street 29th Floor Los Angeles, California 90071 213-680-8400 mark.holscher@kirkland.com

Michael Shipley KIRKLAND & ELLIS LLP 333 South Hope Street

Los Angeles, California 90071 213-680-8222 michael.shipley@kirkland.com

Austin C. Norris KIRKLAND & ELLIS LLP 333 South Hope Street 29th Floor Los Angeles, California 90071 213-680-8184 austin.norris@kirkland.com

ALSO PRESENT:

David Schlaifer, Technology Specialist Kirkland & Ellis

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APPEARANCES (Continued):

ALLERGAN PERSONNEL PRESENT:

Doug Ingram, President

Karah Parschauer, Plaintiff & Assistant General Counsel, Arnie Pinkston, Executive VP and General Counsel Matt Maletta, Assistant General COunsel, Board Secretary Gavin Herbert, Founder, Former Chairman and CEO

VALEANT PERSONNEL PRESENT: Michael Pearson, CEO Howard Schiller, CFO Robert Chai-Onn, General Counsel

PERSHING SQUARE PERSONNEL PRESENT:

Bill Ackman, Principal

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I N D E X

PROCEEDINGS PAGE Hearing on Preliminary Injunction 7 Argument by Mr. Wald 10

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SANTA ANA, CALIFORNIA, TUESDAY, OCTOBER 28, 2014

Volume I

(8:38 a.m.)

THE COURT: Okay. We’ll call the case to order

entitled Allergan v. Valeant Pharmaceuticals. It’s 12-1214.

Counsel, would you make your introductions. MR. WALD: Yes. Thank you, Your Honor. Peter Wald and Ms. Michele Johnson from Latham & Watkins on behalf of the defendants (sic).

THE COURT: Okay. And?

MR. SAVITT: William Savitt from Wachtell Lipton,

also on behalf of the defendants (sic).

THE COURT: Thank you very much.

Counsel.

MR. FRAWLEY: Good morning, Your Honor. It’s Brian Frawley form Sullivan Cromwell, along with John Hardiman from Sullivan Cromwell.

And, with the Court’s indulgence, I’d like to introduce Michael Pearson, the Chief Executive Officer of Valeant; Howard Schiller, the Chief Financial Officer of Valeant; and Robert Chai-Onn, the general counsel of Valeant.

THE COURT: Nice meeting all of you. It’s a

pleasure.

MR. SHIPLEY: Good morning, Your Honor. Michael

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Shipley, Kirkland & Ellis, Pershing Square.

MR. HOLSCHER: Good morning, Your Honor. Mark

Holscher from Kirkland & Ellis, also for Pershing Square.

Mr. Ackman, the principal of Pershing Square, is

also present today.

THE COURT: Pleasure. How are you today? And who are all these hard-working folks behind you?

MR. JOHNSON: Edward Johnson, Sullivan Cromwell. THE COURT: Always good to get your name on the record.

MR. NORRIS: Austin Norris. Kirkland & Ellis,

also Pershing Square.

MR. SCHLAIFER: David Schlaifer, Kirkland & Ellis. THE COURT: All right. Now, before I dictate to you, tell me how you would be able to make a full and complete presentation and how you’d like the Court to listen to this information.

Would you like to make an initial presentation, uninterrupted by questions? And I assume that you have a presentation obviously for the Court. And then, if I have questions, in the second round, that would be my opportunity to ask after your presentation. Or, I can just constantly and consistently interrupt you and disturb your well-prepared presentations.

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What would you gentlemen like?

MR. WALD: Your Honor, it’s really up to you. I suppose, if you’re indifferent, the first alternative is perhaps the most efficient.

THE COURT: Yeah, straight through, then, with

your presentation.

Counsel?

MR. HOLSCHER: That’s fine, Your Honor. We’ll be splitting up our presentation between Pershing Square and Valeant. And we’ll have a PowerPoint presentation, play some testimony and some clips.

And we’d be delighted if we just go straight

through that and then answer your questions afterwards.

THE COURT: All right. And how long would you like? Before, I think there was a sense that you wanted 45 minutes to an hour, although I’d say each side could have two hours. I really don’t care if you take longer. I just want to make sure that the time to constraints are co-equal. In other words, that somebody doesn’t have two hours and the other person takes four.

So can we agree upon a rough time? And it can be on the high side. In other words, it can be more time than you think you need.

MR. WALD: Your Honor, Mr. Holscher and I have

discussed this, and I think we’re comfortable with two hours

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a side, roughly divided, 90 minutes and 30 minutes.

THE COURT: Well, that’s per side, though?

MR. WALD: Right.

THE COURT: That doesn’t mean it’s separated out

with two and two, which equals four.

Two?

MR. FRAWLEY: That’s correct, Your Honor.

THE COURT: Two?

MR. HOLSCHER: Yes, Your Honor.

THE COURT: All right. Then, Counsel, who would like the make the presentation? I assume it would be Allergan because they’re the moving party.

MR. WALD: Thank you, Your Honor.

ARGUMENT BY MR. WALD

MR. WALD: Your Honor, before I start substantively, I’d like to take a minute to introduce the folks on our side.

First, Mr. Doug Ingram, who’s the president of

Allergan.

THE COURT: Pleasure.

MR. WALD: M. Karah Parschauer, who is a plaintiff

in the case, and also assistant general counsel.

THE COURT: Thank you.

MR. WALD: Mr. Arnie Pinkston, who’s Executive VP

and General Counsel.

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THE COURT: Thank you.

MR. WALD: Matt Maletta, who is Assistant General

Counsel and Board Secretary.

THE COURT: Thank you.

MR. WALD: And I’d like to introduce Mr. Gavin Herbert, who’s actually the founder of Allergan, and its former chairman and CEO.

THE COURT: Thank you, sir.

MR. WALD: Your Honor, I’d also like to take one minute, if I may, before we start, to thank opposing counsel for the way they’ve conducted this litigation.

Mr. Holscher, Mr. Shipley, Mr. Frawley, and all of their colleagues, they’ve conducted themselves with great courtesy and certainly with great integrity. They’ve been zealous advocates on behalf of their clients, but everyone on our side has appreciated the way they’ve conducted the litigation.

THE COURT: Okay.

MR. WALD: Your Honor, I’ve handed up to the Court — and let me hand to the other side a copy of our presentation. And let me start with a summary of our argument.

It has several steps to it, Your Honor, as I know you know. We intend to demonstrate today that Valeant took substantial steps toward a tender offer before Pershing

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Square purchased almost 10 percent of Allergan. We also intend to demonstrate that Pershing Square is not an offering person.

If we establish those two things to the Court’s satisfaction, Your Honor, a likelihood of success or, at a minimum, serious questions, we submit that a preliminary injunction should ensue.

As the cases uniformly recognize, once a violation of Section 14, Rules 14d and 14e and 14e-3, Your Honor, have been found — it cannot be gainsaid that the plaintiffs will suffer irreparable injury absent an injunction preserving the status quo. The courts have consistently held, Your Honor, that unlawfully acquired shares should not be allowed to vote, and that the toehold of almost ten percent of Allergan that the defendants in this case unlawfully acquired tilts the playing field irretrievably.

And as we will talk at some length today,

Your Honor, what we’re here to do is to request the Court to rebalance that playing field so that shareholders — other shareholders — shareholders who are lawfully in possession of their shares can vote at the special meeting.

As Your Honor knows, we are not here to try to enjoin the special meeting. We’re not here to try to enjoin anything other than the defendant’s voting of unlawfully acquired shares, and to require that full and fair

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disclosures be made before other shareholders are asked to

vote.

Your Honor, about — the balance of hardships, we submit, favors an injunction and tips sharply in the plaintiff’s favor. If the injunction is not granted — if we’re right and the injunction is not granted, then the defendants will have ended up profiting from their unlawful conduct. They will be able to influence and affect the special meeting, including proposal No. 1, of course, which is to vote the directors out of office, and all of the other proposals. And the cases have recognized that, where shares have been unlawfully acquired, it is irreparable injury to the defendants and to the remaining shareholders to have them vote their shares and participate in the meeting.

Conversely, Your Honor, if the injunction issues, the only hardship that the defendants will suffer is that they will not be allowed to vote their shares at the special meeting. The special meeting will go forward. The proposals will be put. The “lawfully possessed shareholders” will have an opportunity to vote on those proposals. If the defendants win, notwithstanding their inability to vote their shares, then that’s a favorable outcome for them. If they lose, Your Honor, the consequence is that they will be required to go forward with the trial on the merits, all of which can be done before the annual

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meeting of shareholders in May or June of 2015.

So, from a temporal point of view, the worst that happens to them is that they need to wait until the trial on the merits, which could happen within two to three months, presumably, after the special meeting on December 18th, and get a final result then, and then we’ll know in time for the annual meeting.

Your Honor, if we’re right, then the public interest strongly favors an injunction; the cases have so held. The defendants have raised at length an “unclean hands” defense that is a red herring both as a matter of fact and as a matter of law, as we will go into. And I trust Your Honor has at least seen that we filed a response to the defendants’ motion to amend the counterclaims, which lays out in detail our response to the various factual allegations that they make.

And finally, Your Honor, the plaintiffs certainly have standing to bring these claims. The Courts again have routinely held that corporations have standing to sue for injunctions under Section 14(e). And cases have also held that — specifically, that corporations/issuers have standing to sue for an injunction for violations of 14e-3. The defendants cite no case to the contrary, Your Honor. They ask you to find that there’s no standing here. And we submit you would be the first court to so find in the facts

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presented.

Why are we here? The facts, as laid out in the parties’ briefs, are reasonably undisputed. Valeant wanted to acquire Allergan but couldn’t do so on its own due to its heavy, heavy debt burden. Valeant and Pershing Square formed a plan to solve that problem.

Valeant told Pershing Square about its interest in acquiring Allergan. And, on the basis of that information, between February 25 and April 21st, Pershing Square went out into the marketplace and bought roughly $4 billion worth of Allergan stock. When the announcement of the interest in Allergan was made, the value of that “stake” went up by more than a billion dollars.

From Valeant’s point of view, Your Honor, what they got was exactly what 14e-3 is designed to prevent: They got a big toehold in Allergan. They got almost a ten percent stake placed in the hands of a friendly party.

And that was — as we’ll come on to (verbatim) Your Honor — precisely the vice that the SEC sought to proscribe in 14e-3, the so-called warehousing of stock by tipping in advance of a tender offer.

The effect of that toehold acquisition,

Your Honor, is to give Valeant a huge leg up in the struggle for corporate control of Allergan, a leg up over any other competing bidder, as detailed in the cases and in the briefs

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and in the evidence that’s been submitted. The existence of that ten percent head start means that other would-be offerors, other would-be parties who are interested in Allergan, have to overcome the head start that Valeant has. That’s precisely why this was so important to Valeant and, parenthetically, Your Honor, precisely why there is irreparable injury here which could only be redressed through the injunction that we seek.

The timeline is set out in our briefs. But, basically, on February 6th, Valeant and Pershing Square meet. Later on, Valeant tells Pershing Square about its plan to take over Allergan. And between February 17th and the 25th, Valeant and Pershing Square negotiate the terms of their alliance.

There are communications, as we will see in some detail, Your Honor, that continuously reference the possibility of a tender offer, and a special meeting to replace the board. This is no secret. If you look at the documents that were contemporaneous in terms of what the game-plan was, that was the expectation. They expected it to be hostile. They expected that they would need to remove the board so that they could remove the “pill.” And they contemplated that a tender offer would be a necessary tool to allow them to show commitment to other shareholders, and to get their proposals passed at the special meeting.

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This is not an unusual playbook, Your Honor, as we will demonstrate. This is a playbook in the M&A field that is used frequently and that indeed was used by Valeant in connection with its attempt to acquire Cephalon in 2011, only two or three years before.

On February 25, Valeant and Pershing Square entered into a relationship agreement, a definitive agreement, and Pershing Square began to buy Allergan shares. Between February 25th and April 21st, Pershing Square bought 9.7 percent of Allergan for more than a billion dollars.

On April 21st, Pershing Square publicly disclosed its stake. And on April 22, Valeant announced its unsolicited proposal for Allergan.

And the phrase “unsolicited proposal,” as I know Your Honor appreciates, is an important one. It signals that this is not a friendly merger. This is not something that would be welcome by Allergan. And that was perfectly well-known to all the participants on April — during —throughout this time period, as you’ll see.

On June 3rd, roughly six or seven weeks later, Allergan announces its plan to replace a majority of Allergan’s board.

Remember, the synergism, Your Honor: There’s a poison pill in place, so they can’t close the tender offer until the poison pill is removed. In order to remove the

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poison pill, they need to replace the board. And in order to do that, other than at the annual meeting — pardon me, Your Honor, (coughs) — they need to call the special meeting, and they need 25 percent of the shareholders to vote for a special meeting.

And so the ten percent that they acquire

unlawfully is a huge leg up towards the 25 percent.

On June 17, Valeant announces that four-step plan: That they’re going to launch a tender offer; that they’re going to hold a special meeting to remove the directors; that they’re going to replace the directors; and that they’re going to negotiate — or at least some of the directors — a majority — and they’re going to negotiate with the replacement board to push through the deal. So by June 17 they reveal what the plan has been.

And, of course, on June 18th, Valeant launches its

tender offer.

The whole — that whole process, Your Honor, that whole period of time from the — February 25th to April 21 — that buying process in which Pershing Square engaged, until the announcement on June 3rd of the attempt to move on the Allergan board and the announcement on June 17 of the four-step plan is a matter of weeks, couple of months, a time frame, Your Honor, that courts have consistently found to be sufficient to show substantial

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steps towards a tender offer, even if the party claims that they did not yet make a determination that they were going to pursue a tender offer. And we’ll come on to that

(verbatim).

But that — but this — the reason we set this out is because we attach significance, and believe the Court should attach significance, to the sequence of events and the timing.

As the SEC has said, Your Honor. “‘Warehousing’ is the practice by which bidders leak advance information of a tender offer to allies and encourage them to purchase the target company’s stock before the bid is announced.” “One” — as the Supreme Court said, “One of the Commission’s purposes in proposing Rule 14e-3 was to bar warehousing under its authority to regulate tender offers.”

Your Honor, the — what the defendants have done here is in the heartland of what the SEC sought to prescribe through Rule 14e-3.

Turning to 14e-3, Your Honor, it’s a lengthy paragraph, and I know you have read it many times. I won’t take the time to read it into the record, but what’s

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interesting about it, Your Honor, in terms of the discussion that follows, is that in Rule 14e-3, the SEC introduces a term that is not used anywhere else in the Exchange Act, and that term is the term “offering person.” They don’t use “bidder.” They don’t use “offeror.” They don’t use “co-proponent.” They don’t use “joint venture.” They don’t use “group.” They use a term “offering person” that is nowhere else found in the statute of the regulations.

And what 14e-3 says is that,

“If any person has taken substantial step or steps to commence” — “a substantial step or steps to commence, or has commenced a tender offer” —defined as the “offering person “— it shall constitute” — and then onwards. The other phrase that is included in 14e-3 is “other person.” So you have an offering — the structure of the regulation and the rule is you have an “offering person,” and that’s the person that makes the tender offer. And you have an “other person,” who trades on the basis of knowledge about that tender offer.

Your Honor, we submit to you that, from the beginning of their collaboration, defendants understood the risks that were inherent in what they were about. They were

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well advised by very able counsel. And they took great pains to make it look like Valeant had not taken substantial steps towards a tender offer and that Pershing Square was not an “other person” in the tender offer. But the facts, Your Honor, are the facts. And those — that’s what we want to address today.

Let me talk for a second about the test for preliminary injunction. Again, I know that the Court’s very familiar with the test. I’ve read your opinions.

In the Ninth Circuit, of course, there is an

alternative test.

There’s the Winter test: Plaintiff is likely to succeed on the merits, and the balance of hardships tips in plaintiff’s favor.

And there’s the alternative “Serious Questions” test. Serious questions going to the merits, and the balance of hardships tips sharply towards plaintiff.

As Your Honor has recognized, under either test, the plaintiffs have to show likelihood of irreparable injury and that the preliminary injunction is in the public interest.

Notably, Your Honor, the defendants have not even

addressed the “serious questions” test.

And as the cases say,

“Serious questions are those which

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cannot be resolved one way or the other at the hearing on the injunction and as to which the court perceives a need to preserve the status quo lest one side prevent resolution of the questions or execution of any judgment by altering the status quo.” Let me go on now, Your Honor, and address the first prong, which is substantial steps. As set forth in our briefs and as covered on page 12 of our presentation, numerous courts have found when examining the facts that substantial steps towards a tender offer have been taken. And they include all of the categories of steps, Your Honor, that are listed on page 12 of our presentation: Meeting with investment bankers.

Meeting with counsel.

Retaining a consulting firm.

Signing a confidentiality agreement.

Arranging for financing.

Engaging in due diligence.

All of these things Valeant did, and did them, Your Honor, during the period and prior to the period that Pershing Square was trading.

According to the SEC, Your Honor, it is not

required that an actual decision to commence a tender offer

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be made in order to find that substantial steps towards a tender offer have been taken. This is the adopting release itself for Rule 14e-3. Under — what the SEC says is, quote: “Unlike the earlier November proposal, which was triggered by the determination by the bidder to make a tender offer, the prohibition of the final Rule 14e-3 will apply to the period from the accomplishment by the offering person” — There’s that word again, Your Honor.

“ — of a substantial step or steps to commence a tender offer until the” — or “to the termination of the tender offer.” So what the SEC is saying, Your Honor, in very clear language is that there was an earlier proposal in November that would’ve triggered substantial steps by referencing the bidder’s determination to make a tender offer, and that was replaced by the current language.

THE COURT: All right. Now, just one moment,

Counsel.

Okay. Counsel, thank you.

MR. WALD: The SEC went on to explain, Your Honor,

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that the provision addressed concerns stated by commentators about the difficulty of determining when a person is actually determined to make a tender offer. And that’s why they replaced that standard with the one in the rule as adopted. It goes on to say, “The Commission believes that, although this standard is not totally objective, it provides a reasonable basis to identify when the prohibition of Rule 14e-3 would apply.” And importantly, Your Honor, the SEC goes on in the adopting release to say that activities that, quote, “substantially facilitate the tender offer” are “substantial steps.” The courts, Your Honor, have followed this guidance. They have uniformly held that no decision to make a tender offer is required in order for a court to find that substantial steps have been taken.

As the court — as the Eleventh Circuit noted in SEC v. Ginsburg, a case brought obviously by the SEC: “A company can take substantial steps towards a tender offer months” —months, Your Honor — “before it settles on a tender offer as the form of the transaction.”

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Another case brought by the SEC, SEC v. Jacobs, the Court recognized that, quote: “Courts have held that a substantial step to commence a tender offer was taken where a company had not settled on the form of the merger.” And the reason for the rule, Your Honor, is explained by the Eleventh Circuit in SEC v. Ginsburg. And what the court focuses on is that, if the rule were different, “Liability could be avoided by taking care to tip only before the formal steps finaling — finalizing the acquisition are completed, leaving a substantial gap between the acquisition of inside information and the regulation of its disbursement.” And that’s the critical policy issue, Your Honor, which is reflected not only in these court decisions, but in the SEC’s language in the decision to adopt 14e-3, to — uh, to tie the substantial test steps not to a determination of subject intent — “when did you finally decide to make a tender offer?” — because of the mischief, Your Honor, that both the SEC and the courts recognized would ensue from such a rule; and instead, looked to largely objective factors,

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including those that I’ve set out on page 12 of our presentation, and asked, “Were those steps that ultimately resulted in a tender offer?” And the first sentence on page 16, Your Honor, of our presentation: “These activities, which did result in a tender offer, were substantial steps for purposes of Rule 14e-3.” And if you read SEC v. Ginsburg, Your Honor, as I know you have, you recognize that what the court does is a chronology of what happened in that case. And the steps that occurred in that case occurred prior, and in many cases, well prior to the defendants’ announcement of a decision to pursue a tender offer.

Your Honor, the defendants failed to cite any case where a court has found that a decision to make a tender offer is necessary to find a substantial step to commence a tender offer. The only two they cite are Maio and Warde. And, as we explained in our rely brief, Your Honor, those cases don’t stand for anything of the sort. They simply hold, um, that whether a pre— they focus on the question of whether certain steps were substantial, steps that occurred prior to the announcement of the tender offer. And they find, in both cases, that they were.

In one of the cases, Your Honor, which the

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defendants attempt to distinguish on the basis that the acquired company sought — actually solicited a tender offer from — uh, from the offeror later on — that they had actually sought that back in February. The court goes through that and says that wasn’t a serious undertaking. The, uh, the parties were not prepared to go forward.

What was serious was the meeting that was held in June, on June 6th or 7th. That was serious. And then that ultimately led to the tender offer launch in August. So, when one reads that case, Your Honor, and takes a look at what the court pointed to, uh — and I think that was Maio itself, Your Honor, on — in the Seventh Circuit — what the court actually points to — what the court points to are the steps that were taken.

Finally, on page 18 of our presentation: When substantial steps have unquestionably been taken to acquire a target company through any means, when those steps would equally facilitate a tender offer, and when those steps are, in fact, followed by a tender offer, the necessary nexus can be found.

We submit, Your Honor, that any fair reading of

SEC v. Ginsburg establishes that principal.

Now, even if, Your Honor, one wanted to consider what was in defendants’ minds — their collective minds or individual minds — about a tender offer, if that were

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legally relevant in some way, let’s take a look at what the evidence actually shows.

We’ve set out on page 19, Your Honor, a timeline. And we’re gonna go through each of these documents. But between February 17th and February 25th, when the final relationship agreement is signed, all of these drafts contemplate that the transaction could proceed by way of a tender offer.

The first is February 17th. It’s an e-mail among Pershing Square and Valeant counsel. And it contemplates that the transaction might proceed by way of tender offer. And it says: “If the transaction proceeds by way of tender offer, the plaintiff will be identified as” — I’m sorry — “Pershing will be identified as a co-bidder.” So as early as February 17th, the parties are contemplating that a tender offer might occur, and that they will characterize Pershing as a “co-bidder.” “Co- bidder” or “bidder,” Your Honor, is a term of art, as you know, arising under Section 14(d), the tender offer statute, and it applies to tender offers. It does not save defendants’ conduct from illegal Rule 14e-3 trading, for reasons that we’ll explain. But it certainly is a signal that, from the outset of their relationship, they

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contemplated that the transaction might be — uh, might take place as a tender offer — might — might proceed as a tender offer.

Again, on — on 20, February 18th, same point. On February 20, the draft of the Valeant-Pershing Square relationship agreement contemplates a tender offer. If — it says, quote: “If a company transaction is being pursued by the company through a tender offer —” And then, February 23rd is more of the same, Your Honor. February 24th. And then finally, the final relationship agreement on February 25th.

And what’s interesting, Your Honor, about this document is that, in the final relationship agreement, mindful of these issues under Rule 14e-3, the parties inserted the following: “Provided that the parties acknowledge that no steps have been taken towards a tender or exchange offer for securities of Allergan and the parties agree that the consent of both Pershing Square and the Company shall be required for launching such a tender offer or an exchange offer” —

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It’s in the highlighted section of that e-mail,

Your Honor.

And it’s remarkable, I think, for what it tells us about what — what they are actually thinking. What they’re saying is, “Trust us. No substantial steps have been taken towards a tender offer.” These parties that claim that they weren’t thinking about a tender offer, they weren’t considering a tender offer, they weren’t contemplating a tender offer, have e-mail exchanges for a week leading up to their final relationship agreement, all of which contemplates that the transaction may proceed by way of a tender offer; and, Your Honor, that, if it does, Pershing Square will be labeled as a co-bidder.

Your Honor, the defendants have admitted that they knew this acquisition was going to be hostile. They knew that there would be a poison pill. They knew that they would need to remove the poison pill to close the tender offer. They knew that in order to remove the poison pill they would need to call a special meeting and change the board. And to do that, they knew that they would need to wage a proxy fight.

Furthermore, Your Honor, the evidence shows that, in order to persuade the stockholders to remove the incumbent directors, Valeant knew it would have to put a

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firm offer on the table. Empirically, Your Honor, proxy fights to change boards almost always include a tender offer. Defendants’ witnesses admit this is one of the standard tools used in proxy fights. And, as I mentioned at the outset, Your Honor, Valeant, itself, had followed this playbook in 2011 in connection with Cephalon.

Let’s look at some of the evidence, Your Honor. Slide 24. Mr. Ackman testified that Pershing Square expected the deal to be hostile. He clarified in his testimony, Your Honor, that Allergan had made it known that they weren’t interested in Valeant; they weren’t interested in a merger. And, as he says, quote, “You know clearly Allergan didn’t want to sell itself to Valeant. They made that clear publicly.” Mr. Ackman knew that there would be a fight.

Mr. Doyle, who is the Senior Adviser at Pershing Square, and who introduced the parties here, Your Honor —Valeant and Pershing Square — testified that Pershing Square expected the deal to be hostile.

“QUESTION: But you were contemplating that there was going to be a fight, right?

“ANSWER: The very fact that they were contemplating working with us, with Pershing Square, means that the

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probability — again, if they were going to negotiate a board-to-board merger that was solicited or quietly negotiates, there wouldn’t be any need for Pershing Square to be in the mix.”

The whole point of teaming with Pershing Square, Your Honor, from the outset was the expectation that this would be hostile.

Valeant’s own plan of action, Your Honor: On February 16th, right at the outset — Exhibit 85 —contemplated that a successful takeover would require calling a special meeting to replace Allergan’s board with directors who would support the takeover.

And in the exhibit it says — in the fourth sub-bullet point of number one — or the first bullet point — or the top bullet point says: “Pershing to begin acquiring shares with expectations to take a position of 8 to 10 percent.” And the fourth sub-bullet says, “Given Pershing’s stake expectation that we would have support to call special meeting.” And this is what’s in Valeant’s mind: Go out and acquire these shares, get the toehold, and that will give us

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the momentum and leg up that we need to get to the

25 percent and call the special meeting.

I draw your attention, Your Honor, also on page 26, the next bullet point down. It says, “Valeant to make unsolicited cash and stock offer with 10 to $15 billion of cash and 20 to 25 percent premium.” And what’s interesting about that, Your Honor, is that it’s consistent with all of the other documents in the case, all of which confirm that Valeant was the offering person, not Pershing Square. Right from the beginning, Valeant’s own plan of action recognizes that it’s Valeant that’s going to make the unsolicited cash and stock offer.

Valeant’s CFO, Mr. Schiller, testified that Pershing’s toehold investment gave defendant’s a head start to calling a meeting. And I — I will just read the answer on page 27 to the deposition questions. This is plaintiff’s Exhibit 5.

“QUESTION: What do you mean by a

toehold investment?

“Well, there was” — ANSWER: — “there was a debate through discussion between us and Pershing as to how much capital they would commit and to have a significant shareholding owning (sic) by

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Pershing, who would presumably be supportive of a combination, who would help us in really two regards: One is a strong statement to the board; but also, if we needed to go to the shareholders, we called a special meeting of shareholders, it would be a head start to getting the 25 percent.” No secret there, Your Honor.

Mr. Pearson similarly, the CEO of Valeant, testified that the plan all along was to vote off the Allergan board. And that’s covered in the quotations from his testimony on page 28. He says, “The plan all along was going to — was to go to shareholders.” He says that getting to 10 percent was important because, “in the end, we knew it would come down to, you know, voting the board off or not.” And he says, “We expected to take the offer directly to shareholders.” This is throughout the period, Your Honor, when Pershing Square is trading.

Your Honor, Slide 29 takes a look at a different Valeant transaction, the Cephalon transaction, where they attempted a hostile takeover of Cephalon frankly using many of the same tools in this playbook. And this is plaintiff’s

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Exhibit 143, which was a document that Valeant published telling Cephalon shareholders what the plan was: That it was prepared to make a tender offer, even though a poison pill was in place.

Gonna hear a lotta testimony, Your Honor, that Mr. Ackman said that it would be crazy to make a tender offer with a poison pill in place. Well, you can’t close the tender offer, Your Honor, with a poison pill in place, but you sure as heck can launch it. And that’s what they did here. And it’s what they did in Cephalon also, Your Honor.

And Exhibit 143 demonstrates Valeant’s game plan here, what their view was. The intent was to commence a consent solicitation process, to remove the current Cephalon board of directors, replace them with Valeant nominees, with the expectation, Your Honor, that the new board, subject to its fiduciary duties, would remove the poison pill and other impediments to a possible tender offer. And then, as said in the last box, Your Honor: “Prepare to commence a tender offer based upon Cephalon’s stockholder level of support.” Exact same playbook, Your Honor. The only difference here is that the defendants deny that at the time they were trading they had ever even contemplated a tender

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offer, as if that was the defining legal test, which we’ve

seen it’s not. Otherwise, it’s the same.

Your Honor, it’s, I think, fairly well established in the record that a tender offer is part of the hostile playbook. In the words of Mr. Daines, who’s one of defendants’ experts, he says, “Yes, a tender offer is one way of trying to bring the target board to the negotiating table.” And he also says that, “A tender offer might serve as a signal of the bidder’s seriousness.” — which, again, others have said as well, Your Honor.

Mr. Subramanian, who’s another one of defendants’ experts, said in a Stanford Law Review article — said the same thing, perhaps even a bit more forcefully. He said, quote, “Being imperfectly informed about the quality of the bidders, the shareholders might vote on the basis of the average quality of bidders, which might lead them to vote generally against bidders in proxy contests not backed by a firm acquisition offer. This argument is

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consistent with empirical evidence suggesting that proxy contests for control, without an accompanying tender offer, are seldom successful.” So defendants’ own expert, Your Honor, acknowledges that in unsolicited, hostile territory, that when you seek to remove the board through a proxy contest, unless there’s an accompanying tender offer, it’s just seldom successful. Not our expert, Your Honor. Theirs.

Valeant’s investment adviser acknowledged the same, saying, “A tender offer is a tool amongst many in any M&A process, whether it is unsolicited or not. And so it is — in our due course, we would always consider it. It is — it is one amongst tools that you always consider.” That was Mr. Mehta from Barclays, who’s one of Valeant’s financial advisers.

Mr. Mehta went on to say,

“A tender offer in the context of a unsolicited proposal is one of the tools and one of the options that is explored. The work that is done in the context of actually submitting an unsolicited

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38 proposal is a lot more expansive in scope. And I think the tender offer is kind of subsumed in all of that work as one of the possible tools.” The reason this may be significant, Your Honor, is that the defendants have argued in their opposition that the work that you do in connection with a tender offer is just different and separate from the work that you do in connection with some other approach to a target company. THE COURT: All right. Now just one moment. MR. WALD: Sure. THE COURT: Just rest for a minute. Deb, rest your hands for a second. (Brief pause in the proceedings.) THE COURT: Okay. Please continue.

MR. WALD: Appreciate it. In any event, Your Honor, what I was saying is the reason the slide is interesting and important is because Barclays is acknowledging that, in terms of the work that they do for an unsolicited proposal, they always consider a tender offer. It’s just part of the standard playbook. THE COURT: All right. Just a moment. Here’s what happened when you speeded up. (Reads rough realtime as follows:) “In any event, Your Honor, what I was

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39 saying is the reason the slide is interesting and important is — BuSpar.” (Laughter in the courtroom.) MR. WALD: Which rhymes with “fubar,” Your Honor. (Additional laughter.) THE COURT: I’m just encouraging you to slow down. Just try to take a breath. MR. WALD: It’s a good admonition, Your Honor. And again, I apologize. THE COURT: Say that paragraph again so both parties have an accurate record. MR. WALD: I will do that. And I appreciate your letting me know. The only point I’m making, Your Honor, is that Barclays, which is Valeant’s investment adviser, makes very clear that, in connection with any unsolicited proposal, one of the things they always consider is a tender offer and that the work that they do on the unsolicited proposal subsumes the work that they would do to prepare for a tender offer. Let me skip ahead, Your Honor, to Slide 35. Mr. Mills, who is one of plaintiff’s experts, um, and — opining on what the empirical evidence shows about the ubiquity of tender offers in connection with unsolicited bids or hostile takeovers, Your Honor, uh, Mr. Mills, in his COPY PREPARED FOR: SULLIVAN & CROMWELL LLP DEBBIE GALE, U.S. COURT REPORTER

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report, conducted an empirical analysis of hostile or unsolicited takeover campaigns where the target company was a public company with a certain market capitalization. And what he found was that in 20 of the 22 hostile acquisitions involving proxy battles, “I observe a tender offer being made or evidence that a tender offer was threatened or considered (sic).” And the plaintiffs (sic) decry Mr. Mills’ methodology and have submitted something to Your Honor. And we’ve responded. The point I want to make, though, is that their own expert, which is Mr. Subramanian, in the Stanford Law Review, says the same thing; says that empirically they almost always go together.

Professor John Coffee, of the Columbia Law School, Your Honor, who is one of the country’s leading authorities on securities law, securities regulation, and corporate governance, wrote an article about this case which is Exhibit 114. And he made a number of observations that may be useful to the Court.

One of the things he said, in terms of this whole question of whether they were contemplating a tender offer, is that, “If all Pershing Square was doing was buying a stake in Allergan in the open

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market, the term ‘co-bidder’ would not logically have been used. Inherently, the term implies not purchases in the open market, but a direct offer to shareholders. The act of signing up a ‘co-bidder’ may be inherently a substantial step towards a tender offer.” It’s just more evidence, Your Honor, the nomenclature that was used arises only in the tender offer context.

Slide 37 is more of the same: A February 18 e-mail, between Valeant and Pershing Square’s Canadian counsel showing that the parties will call Pershing Square a “co-bidder” in the event of a tender offer — way back in February, Your Honor.

Valeant prepared a draft Q&A for announcement of its unsolicited offer and confirms, Your Honor, we submit, that they contemplated a tender offer.

An April 17 e-mail from Renee Soto, Valeant’s public relations consultant, to their head of Investor Relations, Laurie Little: “19. Are you willing to launch a tender offer to get this deal done?” And the proposal was, quote,

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“We would prefer to negotiate with Apollo on a friendly basis. However, we are firmly committed to completing this transaction.” If they weren’t contemplating a tender offer, Your Honor, if they had decided against the tender offer, as I believe the defendants suggest at one point in their brief, why didn’t they just say no?

Similarly, Your Honor, investors asked Mr. Ackman and Mr. Pearson on April 22nd, whether an exchange offer was coming. This is Slide 39.

“QUESTION: And is there an exchange offer to be launched?” “ANSWER: I think anyone in the room who takes to a good M&A attorney will understand you’ll read the documents on the company. There are opportunities to call special meetings. There are opportunities for investors to launch various kinds of offers. You should assume that we’re familiar with all of these various techniques.”

And, obviously, Mr. Ackman was being hyper-careful here, Your Honor. He didn’t want to go ahead and acknowledge what the documents have now shown us, which is

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that they were, in fact, contemplating a tender offer

throughout this period.

But, instead of saying no, that there won’t be an exchange offer to be launched, he — he very clearly signals to the listening community, the market, Your Honor, that they — that the market should assume that they understand all of the tools in the playbook. “ “There are opportunities to call special meetings,” says Mr. Ackman.

“There are opportunities for investors to launch various kinds of offers,” says Mr. Ackman. “You should assume we’re familiar with all of these techniques.”

Mr. Ackman went on to testify, Your Honor, why a tender offer can be important in an unsolicited proposal environment: It shows more conviction, more definitiveness, an incremental sign of commitment. And he says, with respect to the June launch of the tender offer, Your Honor, “The decision was made in the context of what more we could do to increase the perception of commitment on the part of Valeant.” So all of the things on Slide 40, Your Honor, that Mr. Ackman acknowledged in his deposition, these are all of

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the things that the experts talk about, and have talked about, as the reasons why tender offers are part of the M&A unsolicited proposal playbook.

And as the bankers — as Valeant’s banker said from the outset, they always are considered, and these are the reasons why.

To sum up, Your Honor, with respect to

“substantial steps,” for the reasons set forth in the first part of the presentation, the SEC, and the courts interpreting the SEC’s guidance and regulations, have made it very clear that the tender — that the offering person’s subjective intent is not the test. The test is whether steps were taken that resulted in a tender offer, and those steps were substantial at a time when somebody traded.

But if intent, Your Honor, is relevant to some degree, the evidence we’ve just looked at establishes that throughout this period, almost from the outset of their relationship — Valeant and Pershing Square contemplated that the deal could proceed by way of a tender offer.

And, Your Honor, that’s hardly surprising, given Mr. Ackman’s great expertise in this area and the number of fights that he has been in with unsolicited bids. It’s hardly surprising in light of the playbook that Valeant followed with respect to Cephalon in 2011. It’s hardly surprising in light of the testimony of experts on both

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part of the playbook. The only thing, Your Honor, that is surprising is the defendants’ refusal to acknowledge this rich history of contemplating a tender offer, considering a tender offer, planning for a tender offer going back to February. And we submit, Your Honor, that it is difficult to take seriously the defendants’ argument that they, quote, “Did not consider making a tender offer,” end quote — from their Brief Opposition at 4 — in February, March or April, but then they did commence a tender offer in June, a matter of weeks later. Not credible, Your Honor.

Your Honor, with that, I’m going to turn to the second part of the test, the legal test, the “offering person” part. I’m on Slide 43 of the presentation. Your Honor, the test under Rule 14e-3 is “offering person.” Only an offering person may trade in the target’s stock.

THE COURT: I’m sorry. Counsel, before you start — (To the court reporters:) Are you going to switch, Debbie and Maria?

(Court and court reporters confer.)

THE COURT: Okay. Counsel, we’ll switch in about 30 minutes, and I’ll warn you of a convenient time.

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MR. WALD: Okay. Thank you, Your Honor. THE COURT: Okay. Please continue. MR. WALD: Thank you, Your Honor.

I’m on Slide 43 of the book. And we were talking about the second part of the test. We’ve talked about “substantial steps.” Now we’re going to talk about “offering person.” And, as I mentioned before, Your Honor, and as the following slides will slow, the SEC very deliberately imported into 14e-3 a term of art that is not used anywhere else in the statute called “offering person.” And under 14e-3, Your Honor, “Only an ‘offering person’ may trade in the target’s stock ahead of the tender offer.” The exceptions to insider trading rules are exceptionally narrow, Your Honor, in order to avoid allowing the exception to swallow the rule. Indeed, as set forth in our briefs, and as the Court is probably aware, the SEC originally considered banning trading even by the offering person — (Defense counsel coughing into microphone.) THE COURT: Just a moment, Counsel. We couldn’t hear. THE REPORTER: I couldn’t hear. COPY PREPARED FOR: SULLIVAN & CROMWELL LLP DEBBIE GALE, U.S. COURT REPORTER

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47 THE COURT: Yeah. Repeat that. MR. WALD: Sure. The SEC considered banning trading even by the offering person in the stock of the company to be acquired, but ultimately concluded that the offering person, and the offering person alone, would be entitled to do so.

Who is the offering person, Your Honor?

Well, we submit that we need look no further than Valeant’s Form S-4 Registration Statement Q&A at page 7 —this was filed on July 22nd, 2014, and is plaintiff’s Exhibit 3: “QUESTION: Who is offering to acquire my shares of Allergan common stock?

“ANSWER: The offer is being made by Valeant through purchaser, a wholly-owned subsidiary of Valeant. Only Valeant secured financing for the tender offer and only Valeant will be liable to its financiers.” No mention of Pershing Square as the offering person. I would note, Your Honor, that this was roughly eight or nine days before we filed our federal court complaint.

Let’s look at how the defendants have referred to

themselves as — as this sequence has played out,

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14-CV-1214-DOC—10/28/2014—Volume I 48 Your Honor. They’ve called themselves “co-bidders.” They’ve called themselves “co-proponents.” They’ve called themselves “co-offerors.” They’ve called themselves “partners.” They’ve called themselves “joint venturers.” But in none of these, Your Honor, have they said that Pershing Square was an “offering person.” Not even the defendants, Your Honor, have taken that position.

And with respect to the other labels that they

seek to affix to themselves, none are relevant under 14e-3.

Slide 46, Your Honor, sets up the dichotomy between the phrases “bidder” and “offeror,” and the phrase “offering person.” The phrase “bidder” comes from 14d-3 or Regulation 14D, which is a disclosure statute, Your Honor; regulates “disclosure” in the context of tender offers. And it says, “The term ‘bidder’ means any person who makes a tender offer or on whose behalf a tender offer is made.” In 1999, when there was a series of amendments, Your Honor, to the Securities Acts, including the Exchange Act, something called Regulation M-A was promulgated by the SEC. And the term “offeror” was inserted at that.

Term “offeror,” as defined in Item 1000(d) of Regulation M-A, is, quote, “Any person who makes a tender offer or

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on whose behalf a tender offer is made.” That language, Your Honor, is identical to the term “bidder” used in 14(d), the disclosure statute.

Now let’s take a look at 14e-3, which we’ve already examined. Doesn’t talk about “bidders.” It doesn’t talk about “offerors.” It talks about an “offering person” and an “other person.” And as we’ve said, Your Honor, those phrases are unique to 14e-3.

Slide 47, Your Honor.

“A ‘bidder’ or ‘offeror’ under

Regulation 14D is not synonymous with an ‘offering person’ or Rule 14e-3.” “The bidder or offeror includes the party making the tender offer.”

So the “offering person,” to be clear, Your Honor, is a bidder. The “offering person” is an offeror. But that does not mean that everyone who is a “bidder” for disclosure purposes, is an “offering person” for Rule 14e-3 insider trading purposes.

And it does not mean that anyone who is an “offeror” for Reg M-A purposes is also an “offering person” for purposes of Rule 14e-3. The terms “bidder,” “co-bidder” and “offeror” simply do not appear in 14e-3. Now, if one goes, Your Honor, on Slide 48, to the derivation of the final rule in 14e-3, it’s interesting. COPY PREPARED FOR: SULLIVAN & CROMWELL LLP DEBBIE GALE, U.S. COURT REPORTER

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The originally proposed rule in February of 1979, by the SEC, used the term “bidder” in 14e-2(a), which was the predecessor to the final rule — that first proposal.

A year later, when it was adopted, September —more than a year later — September of 1980, that word has been replaced with the word “offering person.” And again the word “bidder” and “offeror” are not used. And “offering person” is given a very specific meaning.

Now, this was not an accident, Your Honor. As the SEC has told us, the SEC intended the term “offeror” to be distinct from “offering person.” In the same 1999 rule-making, in which the SEC adopted Reg M-A and the definition of “offeror,” the agency also amended multiple rules under Reg 14D and 14E relating to tender offers. And in that same ruling — rule-making, Your Honor, the SEC actually amended 14e-5, a different rule under Section 14E — different than 14e-3 — but at the time that they imported “offeror” into Reg M-A, they also amended 14e-5. And in 14e-5 they included the term “offeror.” Remarkably, Your Honor, they did nothing to change 14e-3. Here it is, 1999. They’re coming in with this new phrase, “offeror.” They’re amending — they’re putting it in through Reg M-A. They’re amending 14e-5 — only two beyond 14e-3, Your Honor. They perfectly well could have changed 14e-3 if they had intended to. But it’s clear, Your

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Honor, that they didn’t intend to.

As we see on Slide 50, the SEC expressly didn’t intend for the adoption of Reg M-A or the related rules to affect the operation of Rule 14e-3. What they say in the federal register is, “Our goals in proposing and adopting these changes are to promote communications with security holders and the markets, minimize selective disclosure, harmonize inconsistent disclosure requirements and alleviate unnecessary burdens associated with the compliance process, without a reduction in investor protection.” And the SEC goes on to say, “Our exemptions permitting earlier communications do not in any way alter the liability traditionally imposed on insider trading.” “Rule 14e-3 applies when a person has taken a substantial step or steps to commence, or has commenced, a tender offer.” So the timing of this ruling is not affected by the new regulatory scheme. Your Honor, we submit that it

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would be difficult for the SEC to have made it more clear that, when they brought the term “offeror,” which the defendants now attach significance to in their opposition —when they brought that in, in 1999, through Reg M-A, and, amended 14e-5 at the same time to use “offeror,” and didn’t change the lexicon of Rule 14e-3 — kept “offering person,” “other person,” and released in the federal register a statement that, in making more comprehensive the disclosure rules, they weren’t changing the scheme of investor protection reflected in 14e-3.

Slide 51, Your Honor, just makes the point — the policy point that, if “offering person” were deemed synonymous with “bidder” or “offerer,” the investor protection objectives of Rule 14e-3 would be effectively gutted, which is in our submission, Your Honor, what the defendants seek to do in this case.

There is no limit to the number of co-bidders who could sign up under this regime and under their interpretation and, uh, get more than a 10 toehold. And Professor Coffee makes that point very poignantly in his Allergan and the Odd Couple article, your Honor. And we’ve cited that on page 51.

Your Honor, just looking at some of the other evidence about Pershing Square not being an “offering person.” On Slide 52, we note — and we note this because

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the defendants point to the fact that, at the end of the day, Pershing Square might contribute $400 million to Valeant. But, as Mr. Pearson acknowledged, the decision on whether to take that money is completely Valeant’s. He says, “Yeah, we will make the decision on how much we’ll pay. And if we choose not to increase our offer, he is free to vote for the other transaction.” And the significance of this, Your Honor, is that the $400 million financing vehicle, uh, that the defendants reference in their brief is at a 15 percent discount to Valeant’s market price. So it’s extremely expensive financing. Valeant has the option — if it can, given its balance sheet — to find other sources of financing. Certainly that does not change the character of who the offering person is.

And as we set forth on Slide 53, Your Honor, in the February 25th agreement, and as acknowledged by the —by the deponents, Valeant retained final discretion to make the bid, to set its terms, to decide whether to take any further contributions from Pershing Square.

Mr. Pearson was clear that Mr. Ackman will not get a seat on his board. And one other point, Your Honor, that the defendants stress — as though it’s relevant to the

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question of who the “offering person” is — they say that they’re jointly and severally liable if Valeant fails to close the tender offer or to pay anyone.

What they fail to mention, Your Honor, is that Valeant has fully indemnified Pershing Square for any such liability. That’s plaintiff’s 36.

In short, Your Honor, as Professor Coffee notes, “If defendants’ conduct is found lawful, then a loophole has been created in Rule 14e-3 that is roughly the size the Washington Square Arch.” Your Honor, I want to now turn to the other parts of the injunction test, having covered the merits. And let me first address irreparable harm. And let me begin by observing that the cases are clear that in corporate control contests, the stage of preliminary injunctive relief, rather than post-contest lawsuits, is the time when relief can best be given.

And the courts use the “scrambling and unscrambling of the eggs” metaphor, Your Honor. Once a tender has been consummated, it becomes difficult and sometimes virtually impossible to unscramble the eggs.

(Reading:)

“On the other hand, preliminary relief

does not, in assuring that the offer

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But MAI Basic, Your Honor, the First Circuit, recognized that there may be circumstances where the whole tender offer should be enjoined pending a trial on the merits.

Your Honor, this isn’t just the courts. The SEC agrees with this as well. The SEC, in its litigation release, cited on Slide 58, notes that, (as read:) “Equitable remedies may be necessary where the illegal conduct had permitted the defendant to obtain a sufficient number of shares to inhibit competing tender offers or merger proposals.” “Absent a remedy removing the wrongfully obtained blocking position, stockholders could be irreparably harmed and the

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defendant would be permitted to benefit

from its wrongful conduct.”

So it’s a statement by the SEC, Your Honor, of the market tilting the market-distorting effects of an illegally secured toehold or — or greater position.

And, Your Honor, I won’t read them all, but pages 59 and 60 of our slide deck lists the number of cases where courts have enjoined voting shares that have been illegally or unlawfully acquired in a contest for control. And they recognize the very point that I’ve been making, which is that equitable relief is necessary by reason of the large block of stock acquired by the defendant. It has an advantage over any other potential offeror.

So, Your Honor, if we are correct in what we allege, the harm is not simply to Allergan. It’s not simply to the risk of the replacement of the board, and all of the other proposals that plaintiffs — uh, that defendants are proposing.

The risk really is to a process for the acquisition of Allergan that has been tainted and tilted unfairly in the direction of this one “offering person,” of this one acquirer, Valeant.

And what’s interesting, if you look at the history of this case, Your Honor, Valeant has been forced —notwithstanding all of Valeant’s complaints about our

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The distorting effect of allowing them to maintain an illegally acquired toehold is that it deprives shareholders of the opportunity to have the company fairly valued in a competitive market.

That is what is at stake here, Your Honor. This is not, as the defendants would have it, simply about the struggle between Mr. Pearson and Mr. Ackman, on the one hand, and the Valeant — and the Allergan board on the other. It is the distorting effect of a 10 toehold, which has the impact, as the Court’s have recognized, of driving other would-be competing bidders away.

If you look through these cases, Your Honor, that harm is discussed in virtually all of them, along with the harm of allowing people who have acquired shares unlawfully to show up at stockholder meetings and vote them.

Now, the defendants say that the vote is really not a big deal; that the vote at the special meeting is not a big deal; they should be allowed to go forward. They claim that their proposal to remove six directors does not actually put any new member on the board.

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14-CV-1214-DOC—10/28/2014—Volume I 58 But, Your Honor, that claim cannot be taken seriously. As the defendants know, under Section 223(c) of the Delaware Corporate Code, holders of 10 percent of Allergan shares can ask the court to order an election of new directors if less than a majority are in office, which they would be, if Proposal 1 succeeds. Defendants have, in fact, stated that this is their plan. And we cite to you page 26 of their July 23rd, 2014, presentation. Plaintiff’s Exhibit 154. But the defendants say nothing about this in their brief. Your Honor, if a preliminary injunction is not granted, the defendants will benefit from their illegal conduct. The shares of legitimate shareholders will be diluted. There can be no question about that. Ms. Parschauer, who is in the court today and is an individual plaintiff, is a current shareholder in the company, in Allergan. And if we are correct and the defendants have acquired their shares unlawfully and are allowed to vote those shares, then the value of her legitimate share will unquestionably be diluted. The company will be subjected to a tainted vote on issues of absolutely critical importance. Shareholders will have to vote without full and comprehensive information about material matters. And other potential bidders will be deterred from making a better offer for the company.

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14-CV-1214-DOC—10/28/2014—Volume I 59 Your Honor, these are harms that cannot be remedied after the fact, which is why a preliminary injunction pending a trial on the merits is so critical and has been recognized by the courts as being so critical.

Let me turn to the balance of hardships,

Your Honor. We submit that there’s not a serious question about the balance of hardships tipping sharply in the plaintiff’s favor.

First, we would note, Your Honor, that the harm about which the defendant’s complain is largely self-inflicted. Recall that Pershing Square began purchasing Allergan stock back in February. They were an Allergan shareholder back as early as February 25th, some two and a half months before the annual meeting.

If Pershing Square had wanted to elect different directors or amend the bylaws, it could have made those proposals at the May 6th, 2014, annual meeting, just like any other shareholder. They had that opportunity. They didn’t do that.

And why didn’t they do it, Your Honor? Well, as we now know, as history makes clear, they didn’t do it because, if they had done that, they would have had to disclose their surreptitious purchase of this 10 percent block. So they elected to let that run its course. And, of course, by the time that was over — it was ripe at the

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annual meeting. But that was an election that they made, Your Honor. And they decided that it was better for them to acquire this toehold, use it to leverage their position and drive down the price for the company, and then join that 10 percent with another 15 percent of shareholders, and do this through a special meeting.

Your Honor, as we’ve said in our briefs, defendants’ illegally acquired shares give them a leg up by changing the nature of the playing field for the proxy contest. The effect of what the defendants have done here has been to put Allergan in play, in the vernacular, Your Honor. It has driven numerous long-term shareholders of Allergan out of Allergan’s shareholding, and they’ve been replaced by arbitrageurs, who are event-driven, as opposed to long-term holders of stock.

That’s already happened, Your Honor. And there’s not much that we can do about it. But what we can do something about, Your Honor, is the upcoming special meeting. That is a meeting at which the defendants should not be allowed to benefit from the conduct in which they have engaged.

To be clear, Your Honor, if a preliminary injunction is granted, the special meeting will take place on December 18th. The company’s legitimate stockholders can still vote at the special meeting. Defendants can still

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solicit and vote proxies, once they make the necessary

disclosures.

To be clear, and as we’ve said in our proposed order, Your Honor, the 14e-9 claim here, with respect to —not the defendants shares, but the proxies that they had solicited, we are requesting that the Court order that before those proxies can be voted, that full and fair information be given about the reasons for the Valeant-Pershing Square joinder; the fact that Valeant has acknowledged, Your Honor, that it did not have the financial wherewithal to mount this campaign for Allergan, and did not have the expertise in hostile deals to mount this campaign for Allergan and had to join forces with Pershing Square. We submit that’s very material information, Your Honor —going to the heart of their financial condition and the game that was going on here. That’s the first set of disclosures.

The second set of disclosures, Your Honor, as we set forth in our brief, is that the evidence shows overwhelmingly that during the relevant period the defendants were aware of the risk of insider trading liability that they were running. And that was not disclosed to the shareholders in connection with the proxies. And they should be made to disclose their understanding of that risk.

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And finally, Your Honor, of course, if the Court grants the injunction we seek, that information also needs to be put into the soliciting materials.

Continuing, Your Honor, the defendants can still solicit and vote proxies, once they make those necessary disclosures. The company’s legitimate stockholders can still vote at the special meeting. And importantly, Your Honor, the annual meeting will be held in May or June of 2015.

So you’ve got the special meeting on December 18th. If the defendants win at that special meeting, as I said at the outset, then it’s not a harm to them. If they lose, in circumstances where their 10 percent might have made a difference, and we roll forward to a trial on the merits two months later, they will have a final result well in advance of the shareholder meeting.

What we’re really talking about, Your Honor, the maximum harm here, is a two- to three-month delay in their ability to vote. And if we have satisfied the standard, Your Honor, under likelihood of success or serious questions, that is a small price to pay — a small price to pay, given the impact on Allergan and its shareholders if they are allowed to vote those shares — those unlawfully acquired shares at the shareholder meeting.

We do not believe, Your Honor, that there is a

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serious contest between the hardships that would be suffered between the two parties. And to that point, Your Honor, to our knowledge, no court has found that the equities are in favor of the insider trading defendant where the determination has been made that there is a likelihood of success on the merits or the alternative test has been satisfied.

Page 67, Your Honor, just lists some courts which

make the point that I just made.

Let me turn to the “public interest,” which is

certainly another one of the criteria for an injunction.

As Your Honor knows, allowing parties to benefit from insider trading, of course, does not serve the public interest. If the defendants succeed in taking over Allergan, it’s most likely that they will never be held accountable for their conduct. And this will then become a roadmap, Your Honor, for other parties to follow to the detriment of ordinary investors. As a consequence, public confidence in the market will be eroded. And that has been the basis in the public interest analysis, Your Honor, for the courts’ uniform finding that the public interest favors an injunction where the kinds of violations that we are claiming here have been found.

Your Honor, let me touch briefly on two other

subjects, and then I will sit. The first is the “unclean

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hands” defense that we see in the defendants’ opposition. As we’ve said in detail, Your Honor, and responded in detail in our response to their motion to amend the counterclaims, there is no factual basis and no merit for the attacks that they have launched on Allergan’s board and on Mr. Pyott personally.

Allergan’s independent board, after extensive consultation with experts, has expressed serious concerns about the viability of Valeant’s business model, it’s opaque accounting practices, and its lack of organic growth.

And, Your Honor, Allergan is not alone in making those observations. Many independent analysts have expressed the same concerns, both before and after Allergan did so. Indeed, before being retained to serve them, one of their advisers referred to Valeant as a “house of cards.” Allergan’s board is not only entitled, but required in the exercise of its fiduciary duty, Your Honor, to illuminate those issues for its shareholders because the structure of the deal that’s being proposed would require Allergan’s shareholders to accept Valeant stock as consideration for the tender.

And under those circumstances, there can be no question that it is fair game to raise legitimate questions about the manner in which Valeant conducts its business and accounts for its business.

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Your Honor, I — I’m not gonna go through all of the refutations that we set forth in our brief, at least not right now. But I do want to say that, beyond failing as a as a matter of fact, this defense fails as a matter of law.

As set forth by the Ninth Circuit in the Southern California Darts Association v. Zaffina case that we have cited, the Unclean Hands Doctrine, quote, “Pertains only to misdeeds that have an immediate and necessary relation to the equity that a plaintiff seeks in respect of the matter in litigation.” The courts have rejected the proposition that a plaintiff’s alleged proxy disclosure failures can excuse the defendant’s insider trading. And we’ve set forth that analysis in our brief, Your Honor.

And the Ninth Circuit has been very clear that unclean hands will not defeat injunctive relief when doing so would be against the public interest.

Finally, Your Honor, let me just touch on “standing.” As I said at the outset, every court that has considered this issue has held that a target corporation has standing to seek injunctive relief under Rule 14e-3, whether traded or not. And we’ve set forth those cases.

The defendants’ cite no case to the contrary,

Your Honor, not a single one.

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The defendants do not question the availability of a private remedy under 14E, or even under 14e-3. They don’t claim that there’s no private right of action.

What they say, Your Honor, is that Ms. Parschauer has no standing to sue — unquestionably a contemporaneous trader — has no standing to seek injunctive relief. And they say, without authority, that the company, itself, has no standing to seek injunctive relief. So in the world that they would ask this Court to visit, no one has standing to challenge the conduct about which we complain, notwithstanding their acknowledgment that a private right of action exists.

Slide 75, Your Honor. The courts recognize that the target company is in the best position to seek injunctive relief to vindicate the rights of all stockholders.

Judge Friendly’s opinion from 1969 in the Second Circuit notes that, “The superior resources of the corporation can be vital in this tender offer context where remedial action must be speedy and forceful.” What do defendants cite as the basis for their claim that there’s no standing? They cite a Ninth Circuit case called Brody, which I know the Court is familiar with.

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And in that case, what the Ninth Circuit did, Your Honor, was to extend the holding in the 1993 Ninth Circuit decision, Neubronner, which held that for plaintiffs who are bringing damages actions against parties for insider trading in 10b-5, they need to show that they are contemporaneous traders. And the reason that the Neubronner case found that, Your Honor — and it goes back to a Second Circuit case from 1981, the Wilson case — follows from observations — follows, at least in part, from the observations of the U.S. Supreme Court in Blue Chip Stamp where the Supreme Court expressed concern about the unbounded liability in the insider trading context if plaintiffs were not limited to purchasers and sellers of stock.

And Wilson and Neubronner and then ultimately Ninth Circuit in Brody said that that was an important limitation on insider trading damages remedies, not only under 10b-5, which is the ‘93 Neubronner case, but also under 14e-3, which is the later Brody case. Nothing in that case, Your Honor, suggests for an instant that the Ninth Circuit believes that companies are not — don’t have standing to seek injunctive relief in the tender offer context under 14e-3.

And what is perhaps most revealing about the

plaintiff’s (sic) argument is that it’s the only case that

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they cite.

Your Honor, I’ve been going almost 90 minutes so

I’m going to close.

In conclusion, it is our submission, Your Honor, that both as a matter of law and as a matter of fact, Valeant took substantial steps to commence a tender offer at the time of Pershing Square’s trade.

Valeant is the “offering person” for purposes of

Rule 14e-3.

Pershing Square is the “other person” for purposes

of Rule 14e-3.

Notwithstanding the serial names that the defendants have rehearsed for themselves — co-bidder, co-offeror, co-proponent — they’ve never said that they were an “offering person” for Rule 14e-3. And, of course, they aren’t.

Allowing Pershing Square to vote its illegally obtained shares will cause irreparable harm to Allergan and its stockholders and irreversibly tilt the democratic playing field of the special meeting. Every court to consider it, Your Honor, having found a violation or likelihood of a violation, has so held.

The balance of hardships here and the public interest strongly favor a preliminary injunction. If the injunction is denied, and they go forward, and they are

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allowed to vote their unlawfully acquired shares and to vote out six of the nine Allergan directors, and make the other changes that they propose, it will be impossible to unscramble, to put Humpty Dumpty back together again, Your Honor, following a trial of the merits. And again, the courts have recognized that.

Weighed against that is the harm to the defendants of having to wait two to three months until we have a trial on the merits, at which time this can be finally adjudicated and determined out ahead of the annual meeting so that everyone knows what the score is with respect to these issues.

And lastly, Your Honor, there can’t be serious question that Allergan has standing under 14e-3 to seek the injunctive relief that we seek today.

Thank you.

Why doesn’t everybody just stand up and stretch

for a second.

(Brief pause in the proceedings.)

THE COURT: Back on the record.

We’re going to have a fire drill at 11:00 o’clock

today.

(Laughter in the courtroom.)

THE COURT: And, trust me, we’ve tried to call

that off, as of five minutes ago. But since the marshal’s

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office is involved and the local entities, et cetera, there is no way, folks, to call this off in 20 minutes. In fact, it’s impossible. And having sat through one of these before, trust me, you won’t be able to present your cogent argument, or even be heard.

So my thought is this: I think you ought to go to lunch and get out of the building right now before the secret fire drill — that’s going to take place in 20 minutes; that nobody knows about.

(Laughter in the courtroom.)

THE COURT: And take about an hour or so, because the rest of the building will be surprised. They’ll have to clear. And hopefully, you can use your time wisely and have your lunch. That way, when you come back, you’ve got your presentation for an hour and a half or whatever period of time you want.

Now, is this somewhat balancing out? I don’t care if it’s an hour, hour and 45 minutes — I don’t care if it’s three hours — is that about the length of your presentation? Or are you winding up for six or seven hours?

MR. HOLSCHER: Your Honor, I think together we expect to be two hours, two hours and 15, for the total, which would be our first presentation and then our response.

THE COURT: So about two hours and 15 minutes

between the two of you for your presentation?

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MR. HOLSCHER: Correct, Your Honor.

THE COURT: Well, when you come back, do you want

another half hour?

MR. WALD: Yes. I think so, Your Honor.

MR. HOLSCHER: Well, to be —

THE COURT: No. Now hold on. Let’s work this out

fairly.

There’s nothing wrong with one person having a little bit more time. So I might suggest this, then: There’s some rebuttal. And, instead of just one round each, that you have as much time as you want on the rebuttal after their two-hour or two-hour-and-15-minute argument, especially because it’s being split between counsel.

MR. WALD: Fine with me, Your Honor.

THE COURT: And then, Counsel, you’ll have a short rebuttal to that and hopefully that’ll work out so that the time is somewhat equally shared. Is that fair?

MR. HOLSCHER: That’s fair, Your Honor.

Our first total presentation should be an hour and

a half.

THE COURT: Oh. Well, let’s take that approximate hour and a half between the two of you — Is that correct?

MR. HOLSCHER: That’s our hope.

THE COURT: Approximately. And we won’t quibble

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about a few moments or minutes, and then let’s have a round of rebuttal. Let’s have what you’ve heard the other party say, but let’s limit that to maybe a half an hour. Okay? That way we’re not covering the same points ad nauseam. You’re going right to the heart of what you perceive the other party’s weakness. And I think that would be fair to give you a second round.

Then I may have some questions for you. Some of it may be answered during your argument. If I don’t have questions, I won’t ask them.

So, flee — which means leave the building now.

And why don’t we see you at quarter till — what?

Make it 12:00 o’clock. That way everybody can remember it.

We’ll see you at 12:00 o’clock.

MR. WALD: Thank you, Your Honor.

THE COURT: Thanks a lot.

(Proceedings recessed at 10:42 a.m.)

(Further proceedings reported by Maria Beesley

in Volume II.)

-oOo-

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I hereby certify that pursuant to Section 753, Title 28, United States Code, the foregoing is a true and correct transcript of the stenographically reported proceedings held in the above-entitled matter and that the transcript page format is in conformance with the regulations of the Judicial Conference of the United States.

Date: October 29, 2014

/s/	Debbie Gale
DEBBIE GALE, U.S. COURT		REPORTER
CSR	NO. 9472, RPR, CCRR

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SACV 14-1214-DOC - 10/28/2014 - VOL. II
UNITED STATES DISTRICT COURT CENTRAL DISTRICT OF CALIFORNIA
HONORABLE DAVID O. CARTER, JUDGE PRESIDING
CERTIFIED TRANSCRIPT
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ALLERGAN INC., ET AL,,
Plaintiff(s),
vs.
VALEANT PHARMACEUTICALS
INTERNATIONAL INC., ET AL,,
Defendant(s).
) ) ) ) ) ) ) ) ) ) )
No.SACV 14-1214-DOC
VOL. II
REPORTER’S TRANSCRIPT OF PROCEEDINGS PRELIMINARY INJUNCTION
SANTA ANA, CALIFORNIA TUESDAY, OCTOBER 28, 2014
MARIA BEESLEY, CSR, RMR Official Federal Reporter
Ronald Reagan Federal Building, Room 1-053 411 West 4th Street Santa Ana, California 92701 (714) 564-9259 amaria1957@yahoo.com
MARIA BEESLEY, OFFICIAL REPORTER, CSR, RMR

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SACV 14-1214-DOC - 10/28/2014 - VOL. II
APPEARANCES OF COUNSEL:
FOR THE PLAINTIFF(S):
LATHAM & WATKINS
BY: PETER WALD, ESQ.
505 MONTGOMERY STREET
SUITE 2000
SAN FRANCISCO, CALIFORNIA 94111
(415) 391-0600
LATHAM & WATKINS
BY: MICHELE JOHNSON, AAL
650 TOWN CENTER DRIVE
20TH FLOOR
COSTA MESA, CALIFORNIA 92626
(714) 540-1235
FOR THE PLAINTIFF(S):
WACHTELL LIPTON ROSEN & KATZ
BY: WILLIAM SAVITT, ESQ.
51 WEST 52ND STREET
NEW YORK, NEW YORK 10019
(212) 403-2329
FOR THE DEFENDANT(S) VALEANT PHARMACEUTICALS:
SULLIVAN & CROMWELL
BY: BRIAN FRAWLEY, ESQ.
and JOHN HARDIMAN, ESQ.
125 BROAD STREET
NEW YORK, NEW YORK 10004
(212) 558-4983
SULLIVAN & CROMWELL
BY: EDWARD JOHNSON, ESQ.
1888 CENTURY PARK EAST
21ST FLOOR
LOS ANGELES, CALIFORNIA 90067
(310) 712-6640
MARIA BEESLEY, OFFICIAL REPORTER, CSR, RMR

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SACV 14-1214-DOC - 10/28/2014 - VOL. II
FOR THE DEFENDANT(S) PERSHING SQUARE:
KIRKLAND & ELLIS
BY: MARK HOLSCHER, ESQ.
and MICHAEL SHIPLEY, ESQ.
AUSTIN NORRIS, ESQ.
333 SOUTH HOPE STREET
LOS ANGELES, CALIFORNIA 90071
(213) 680-8190
Also Present for Plaintiffs: Doug Ingram, Karah Parschauer, Arnie Pinkston, Matt Moleda, Gavin Herbert,
Also Present for Defendants: Michael Pearson, Howard Schiller, Robert Shyon, William Ackman, David Schlaifer
MARIA BEESLEY, OFFICIAL REPORTER, CSR, RMR

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SACV 14-1214-DOC - 10/28/2014 - VOL. II
SANTA ANA, CALIFORNIA, TUESDAY, OCTOBER 28, 2014 VOL. II
(12:04)
THE COURT: Back on the record. All counsel are
present, the parties are present.
Counsel on behalf of the defendants, I certainly know
who you are, but for the record, please.
MR. HOLSCHER: Good afternoon, Your Honor. Mark
Holscher for Pershing Square.
Your Honor heard 45 minutes of legal argument from Allergan’s counsel as to why the SEC would think a co-bidder is not a co-offeror and not an offering person. We went back, I think, to Judge Friendly, a number of bulletins, Your Honor. But the one thing Allergan’s counsel didn’t do, Your Honor, is show you what the SEC said and did here.
I have placed before you a document, Your Honor. This is Exhibit 37 to our opposition. This is the SEC’s comments -- THE COURT: Just a moment. Let me find that document. You say it’s been placed before me, but hold on. Counsel, I want you to see what I have got and then direct me to where you want me to go, just to be certain.
MR. HOLSCHER: Your Honor, you are stealing my dramatic
thunder here.
THE COURT: It was very dramatic. Want to start all
over again?
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(LAUGHTER)
MR. HOLSCHER: Why didn’t they show you the document, Your Honor? This is the document for the tender offer at issue. And what does the SEC do, Your Honor? They provide comments. And what do the comments from the SEC say? You don’t have to guess, Your Honor. You don’t have to speculate. You don’t have to read
30-year-old bulletins. “Please revise the cover page to identify Pershing Square Capital Management as a co-bidder in the tender offer.” Your Honor, our clients -- if we go now to 31 -- in the tender offer Pershing Square is listed as an offering person pursuant to the instructions of the SEC. Why are we here? As an offering person, their entire case fails. Why do you get mountains of pages of argument and not be shown the operative documents? Why, Your Honor? Because Allergan admitted to the SEC in dozens of communications trying to get us investigated for other issues, they referred to us as co-bidders and co-offerors. So they have to make up the distinction, Your Honor.
A co-offeror is different than a co-bidder which is different than an offering person. Your Honor, we’re on the offering document. The SEC instructed it. This case is over.
If I could have you put up 29.
If that’s not enough, Your Honor, why are we an offering
person? Pershing Square is jointly and severally liable for the entire tender offer consideration. Financing, anything happens,
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we’re jointly and severally liable. Allergan’s counsel says, well, that’s no big deal. You have got a guarantee. I thought they said Valeant was a house of cards, Your Honor. They’re going to need to choose.
As part of our offering, we’re only talking Valeant shares. We freed up $2 billion of cash via Allergan shareholders. We also agreed to accept a lower exchange rate and provide $400 million of financing.
Your Honor, this case is over where the offering person, at the instruction of the SEC which said, as a co-bidder list yourself as an offeror, and we’re on the page. It is a bit crazy, Your Honor. Our clients are in court accused of insider trading; for not being offerers on a document they’re listed as the offerors at the instruction of the SEC.
Your Honor, it gets even more Orwellian. Allergan says, we took substantial steps towards a tender offer because we signed an agreement which says we couldn’t take substantial steps and wouldn’t. The relationship agreement precluded it.
They go one step further, Your Honor. Did you hear the word “Sanford Bernstein”? I didn’t hear the word “Sanford Bernstein” in an hour and a half. The seminal event here, Your Honor, is May 28, May 29, the Sanford Bernstein conference. Sanford Bernstein conference: Investors say separately to Valeant and Pershing Square show commitment, change, show commitment with a symbolic tender offer.”
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Your Honor, I have on the screen a brief summary and my colleague is going to go through all of the law and all of the facts in detail. Six witnesses with sworn testimony. Valeant, Pershing Square, RBS, Barclays. Four different institutions. All of their documents indicate they were barred from seeking a tender offer. A change was made and in June is when the steps started to get the financing.
Allergan’s counsel is polite, Your Honor, and he is respectful, but he is brazen. He is telling you that in a preliminary injunction, you have to disregard the sworn testimony of six witnesses who directly contradict his speculation and directly contradict his inferences. Again, why didn’t you hear the word “Sanford Bernstein”?
On irreparable harm, Your Honor, what we’re told is the egg is going to be scrambled. So if we vote on December 18, if the vote passes, if new directors are appointed, if those new directors accept the Valeant/Pershing Square offer, and if those new directors violate their fiduciary duties in accepting that offer, then if Allergan’s shareholders vote to approve what the new directors in violation of fiduciary duty have recommended, the eggs aren’t scrambled, Your Honor. We haven’t bought the eggs. We’re barely looking at the chicken.
What we have here, Your Honor, is not an attempt when
they say to keep the status quo. This is a mandatory injunction to stop us from voting our shares we have an absolute right to
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vote.
Pershing Square and Valeant had a value unlocking idea. Take a good company and make it great. For years analysts and investors had asked Allergan, reduce the bloat. Reduce some of the wasteful spending. They didn’t do it.
Valeant, Your Honor, has a platform that is an international platform to distribute drugs around the world. Allergan’s own analysts have said there is $2 billion of synergies at the transaction. They come forward with this proposal to unlock shareholder value. Your Honor, since that proposal was announced, the shareholder value for Allergan has increased from 35 billion to 54 billion.
Your Honor, did you notice in the preliminary injunction filings there is not a single declaration from a single shareholder? Allergan says it’s trying to take care of the long-term shareholders. That’s their concern. That’s why they haven’t spoken to anyone from Valeant or Pershing Square in months. That’s why they were fighting with the most onerous bylaws in the United States to prevent a vote.
Your Honor, where is a single shareholder saying they don’t want Pershing Square to vote? There is not a shareholder with an attached declaration because it doesn’t exist.
Allergan’s counsel’s polite argument referred to my
client as an insider trader about 50 times. I know Your Honor had some of your probationers here this morning for an hour. I can
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tell you that allegations that someone engaged in insider trading are awfully serious and should be backed up with witnesses and documents, and they’re not.
What is the inside information, Your Honor? Our own value unlocking proposals to the shareholders. Your Honor is used to seeing insider trading cases. Someone has inside information from the company that they misuse to unfair advantage. Our inside information is our own plan, our own shareholder unlocking idea for which Pershing Square is listed as the offeror. It is a radical rewrite of the securities law that Allergan seeks.
If I could go to Slide 1.
Allergan has eight different hurdles to try and obtain a preliminary injunction. They must prove irreparably harmed. They must prove that preventing us from voting would serve the public interest. They must make some showing that enjoining us from voting would prevent more harm than it would cause in the balancing. They must prove they got standing to bring this claim.
Your Honor, we didn’t buy any stock from them. They
didn’t sell any stock at the time.
By the way, Your Honor, they keep saying, well, if we can’t get an injunction, who can. Your Honor, it’s the same agency that sent us the document saying we were a co-bidder and having us add to the T.O. we’re an offeror.
Allergan must prove that Valeant and Pershing Square
took substantial steps toward a tender offer and they must prove
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they’re not co-offerors.
My colleague Mr. Frawley will go into all those areas in detail and refute the information provided by Allergan’s counsel. And Allergan must prove that despite its many public disclosures since April 22, shareholders lack the necessary information to vote, and they must show they don’t have unclean hands, Your Honor.
Your Honor, it’s not lawyers’ arguments about irreparable harm. It’s not a gifted counsel spinning a hypothetical. It’s how would Allergan be harmed if PS Fund 1 votes on December 18.
Your Honor, I asked Allergan’s lead director a simple question: How would Allergan be harmed -- forget irreparable -- how would Allergan be harmed if Pershing, PS Fund 1 votes on December 18?
If you could play the tape.
(Videotape played.)
MR. HOLSCHER: In fact, Your Honor, Allergan’s lead director is wrong. If we put the slide up, Allergan’s bylaws expressly permit that every shareholder gets to vote.
Unconditional.
He got confused, Your Honor. What Chancellor Bouchard referred to is the horse-choking bylaws to try and prevent the special meeting, just to call it the horse chokers. To call a special meeting they put something in they could reject if they
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accuse you of insider trading. But to vote, there is zero restriction. So not only is there no irreparable harm, but his fall-back argument on “I’m just following the bylaws,” it’s wrong.
In fact, Your Honor, if we go to the slide, Chancellor Bouchard ordered the special meeting. That’s the horse-choker bylaw reference. Chancellor Bouchard ordered the meeting to go forward on December 18.
Your Honor, when you assess Allergan’s argument that it’s going to suffer irreparable harm, please keep in mind what Allergan’s counsel argued at this podium on August 20. What he said to you was, “Judge, you need to quickly decide whether Pershing Square is an insider trader because, Your Honor, we need to decide whether to have the special meeting. And judge, we’re going to be irreparably harmed if you don’t make that decision because we’ll then be having an illegitimate meeting.” The same stuff about skewing the balance, not appropriate, shouldn’t have the meeting, that’s what they told you the last time. Well, look what happened, Your Honor. After Chancellor Bouchard criticized their horse-choking bylaws, they stipulated to have the meeting. That was the last time they told you they suffered irreparable harm. They then stipulated to it.
If we could go to Slide 10.
Your Honor, Allergan’s counsel discussed one of the
proposals for the special meeting, which was the vote to replace directors. That’s it. So December 18, that vote, there is no
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case which says a shareholder vote to replace directors could in any way cause irreparable harm to a company, Your Honor.
The other proposals are requests. Please consider talking to Valeant. The other is, we have an alternate slate of directors we propose, but Allergan doesn’t have to accept that slate.
Your Honor, after that vote on December 18, if we vote, if we win -- and by the way, Your Honor, if we’re going to pass them more than 60 percent, then they would have won anyway, right? It’s pure speculation what’s going to happen with this vote. If we win and those six directors are removed, in the first instance Allergan gets to try to appoint those six directors. And the slate we have proposed, Your Honor, they all admitted in their deposition testimony they don’t know anything bad about them. They’re independent. No prior relationship with our client.
No evidence whatsoever the new directors would not be fiduciaries. Where are the declarations? Where is the testimony of irreparable harm? Not gifted lawyers’ arguments. Not a snippet from a paid expert. Where is it? Your Honor knows the first thing you look at when someone seeks a preliminary injunction, the first thing you look at is, is there irreparable harm today.
Your Honor, I’d ask you to think about something. Have
you ever had a party come in and say “I’m irreparably harmed today,” but they want to delay the hearing? And the party that’s
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supposed to have committed the harm keeps saying, “Judge, let’s go earlier. Let’s do it now.” If you think you’re irreparably harmed, it’s like the fire alarm, right? Except you’re coming in. Why didn’t they file April, May, June, July, August, September? Why didn’t we get a preliminary injunction motion until October 6? You know what they said to you, Your Honor. “We don’t have the evidence to seek a preliminary injunction. We need discovery. We don’t have the evidence.” Then we wanted the hearing earlier, because while this is outstanding, Your Honor, it hovers over the Valeant/Pershing Square offering. Have you ever been involved in a case where the party seeking a preliminary injunction is the party who wants more time before you decide?
Allergan’s fall-back argument, Your Honor, this deep concern for shareholders -- and I’m going to get to that -- is, judge, you need to find a disclosure violation here. Pershing Square needs to tell the world they have engaged in insider trading. They need to make sure the world knows, because then these shareholders, they’ll have the information they need to vote. And of course, Your Honor, the Williams Act is solely focused on giving information to shareholders to vote.
Here is the problem, Your Honor. In their opening brief on October 6, Allergan’s lawyers argued you’ve got to require Pershing Square to disclose their insider trading to make sure the shareholders know. That’s why we need disclosure.
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Well, I deposed their CEO a couple days later, and let’s hear what he said about Allergan’s argument that investors need to be informed about this insider trading.
(Videotape played.)
MR. HOLSCHER: Well, Your Honor, I think Allergan’s CEO just spoke to the irreparable harm claim that shareholders need to be educated here.
If we can put up Slide 11.
Your Honor, this slide alone requires the court to deny any disclosures on the Williams Act. The unsolicited offer was in about April 22, Your Honor. The tender offer, middle of June. Since the time of the Pershing Square/Valeant argument, Allergan has made 76 SEC filings explaining why shareholders should not vote. First not favor the vote in December; and second, at the vote, vote against us.
And you see those 13 red flags, Your Honor? That’s 13
times Allergan has accused us of being an insider trader.
Mr. Pyott is right. You’d have to live under a rock not to know what they have accused us of.
Your Honor, I have in front of me here, Your Honor, 1500 pages of disclosure. It’s a pretty big stack. These are the disclosures Allergan has made, mostly attacking us, since June. Do you really think Allergan is here primarily seeking an additional disclosure?
Your Honor, we also disclosed the litigation. We
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disclosed their allegations, linked the copy of their complaint for the shareholders. The shareholders know exactly what they have accused us of doing. Pretty serious accusations. I believe false accusations. But everybody knows.
If we could put up Slide 12.
This is the one Supreme Court case Allergan’s counsel did not discuss, Your Honor. This is the seminal case, the Supreme Court on the Williams Act. “Congress disclaimed any intention to provide a weapon for management to discourage takeover bids and expressly embraced a policy of neutrality.” The Williams Act is not supposed to be misused by entrenched management to stop activist shareholders. That’s the United States Supreme Court, Your Honor. It’s not district court cases from out of circuit. That’s the United States Supreme Court.
I submit to you, Your Honor, when you finish hearing all of this evidence, you will have no doubt that Allergan and its management want to use this case to discourage a takeover bid. They have said as much. Even though the vote on December 18 is not a change of control, they want you to use the Williams Act today to nip in the bud a potential takeover months down the road. That is exactly what the Williams Act is not supposed to be used for.
What is the Williams Act for, Your Honor? It’s disclosure to shareholders to have information to vote. I think,
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Your Honor, the shareholders here might prefer that Allergan just lay off the disclosures for a while. 76 is enough.
Let’s talk about the public interest, Your Honor. Allergan says they’re here to defend the shareholders. They have spent the last several months canvassing all their shareholders, talking to them, trying to get letters, trying to get support. Why isn’t there a single shareholder who has filed a declaration saying we shouldn’t vote? These are the leading investment funds in the world. They’re fully aware this hearing is going forward.
Why hasn’t anyone come forward? Because remember, this is for the shareholders. By the way, they’re champions of the shareholders who they have tried to never have a special meeting with the most onerous bylaws in the United States, but they’re here today for the shareholders.
Well, you know why there is no declaration, Your Honor? Because no shareholder has supported it. And their own CEO has admitted it.
If you could please play the tape.
(Videotape played.)
MR. HOLSCHER: Your Honor, the public interest of shareholders, as a general matter there are shareholder advisory groups that look after whether boards are behaving properly and properly respecting shareholder rights. ISS, the leading service, they embody the public interest. They’re the referee. Is the board being coercive, responsive or unfair?
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You didn’t hear one word about the ISS and how they reflect what the public interest is. What did the leading shareholder advisory service say about Allergan’s attempts to prevent the shareholders from voting on our proposals? I’m going to take you through a couple documents to show you Allergan’s relationship with the ISS. I submit, Your Honor, it’s telling. Anyone who disagrees with them, they’re going to seek to harm. I don’t say that lightly. They’re going seek to discredit.
Let’s first start with Slide 15. The CEO and the chairman of the board of Allergan meet with ISS. It’s an optimistic start, Your Honor. We want to establish a relationship. We want an ongoing dialogue. What they did, Your Honor, is they attached a memo which said our bylaws are no different than any other companies. These are vanilla bylaws.
By the way, Your Honor, four of these are voted on December 18. Just so we tie the thread, these, what Bouchard has called the horse-choker, these are the ones they’re trying to defend here.
So what happens? They meet with them. They make the submission. What does ISS do, the neutral third party?
If we go to the next slide, please.
ISS, after reviewing all their information, says, you know, we actually disagree with you. We think the shareholders should call the special meeting.
Go to the next slide.
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ISS then determines that Allergan’s anti-shareholder board practices are the worst in the country. Your Honor, it’s a scale of 1 to 10, and 10 is bad and a red flag is awful. For their board practices, it’s a 10 with a red flag. With respect to shareholder rights, it’s a flag with a nine.
ISS goes on to point out, Your Honor — and I won’t go through the whole document — that the information Allergan provided to them that their bylaws were similar to other companies was not true.
ISS goes on to note that the scorched earth tactics that Allergan is employing against Valeant and Pershing Square don’t ring true because Allergan is then trying to implement what Valeant and Pershing Square are asking them to do. Valeant and Pershing Square say you have the highest overhead in all pharma. Your CEO gets a bonus based on how much money you spend on R&D even though nothing comes from it.
And what ISS notes is, why are you so afraid of a shareholder vote? Why are you attacking these people? ISS then goes on to say that at the vote shareholders may wish to further avail themselves of the opportunity once the meeting is finally called to address the root causes of these governance concerns.
That’s the public interest, Your Honor. These bylaws, these things they’re voting on December 18, that’s what ISS is saying are the worst bylaws in the country.
By the way, Your Honor, that’s why 35 percent of these
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shareholders have already filled out paperwork that’s equivalent to changing the deed on your house to vote and pages of questions as to your prior trading activity.
Your Honor, when you have 35 percent of the shareholders essentially filling out massive intrusive paperwork and the ISS saying you shareholders should actually consider voting for these proposals because of governance problems, that’s the public interest we’re serving.
It gets worse, Your Honor. After ISS issues its report, that’s when Allergan starts taking steps to consider buying another company with cash so the shareholders don’t get a vote. You remember there was a discussion about long-term shareholders? I’m going to talk to you for a second about long-term shareholders, Your Honor.
So what happens? In October they’re doing everything they can to fight this proposal. By the way, we’re going to get to this. They’re fiduciaries. They’re supposed to consider this offer that’s created $19 billion in value.
So what does ISS say? They say that what Allergan is considering doing is a revocable breach of faith. They were trying to do a transaction before the December vote and they then say the board has no credibility. But here is what they point to, Your Honor. How unusual it was that long-term shareholders, not the activists, but long-term shareholders of Allergan are furious.
We go to the next page. T-Rowe Price, Jackson Square,
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other long-term shareholders write to Allergan and publicly say this vote — by the way, it’s our voting that they’re trying to block. These are our proposals. These are long-term shareholders saying don’t deprive us of the meaningful vote to remove these directors and change these bylaws.
Your Honor, this is all you have from the long-term shareholders, that Allergan is acting against their interest.
Your Honor, so how does Allergan’s relationship with the ISS turn out? It started on a good footing. They wanted to build a relationship. Now, how does Allergan view the leading shareholder advisory service?
Please play the tape.
(Videotape played.)
MR. HOLSCHER: So the leading shareholder service in the United States, Your Honor, doesn’t have integrity because they disagree with Allergan. So how have the shareholders done since our proposal in April, Your Honor? How are the shareholders doing? The market value of Allergan was 35 million before our value unlocking proposal. I don’t know what it is today, but as of yesterday it’s 54 billion, a $19 billion increase.
By the way, Your Honor, those are Allergan employees. In fact, their plaintiff here who said she sold 60,000 shares too low, her portfolio has done quite well. Those are Allergan employees. Those are retirees. Those are individuals who own this stock.
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If you interfere with the market and the proposal, if you interfere as they want you to insert yourself, you’ll be interfering with how the market operates. Your Honor, I strongly believe that our clients’ proposal is phenomenal and a value unlocking proposal. Allergan at this point disagrees. The market will decide, not a court. But to say that shareholders have been harmed, that’s $19 billion of added value. More value has been unlocked in Allergan since this offer than I think the 10 years before, Your Honor.
Your Honor, how also do we know that before this offer — remember, we’re told we have got inside information. We have got some inside information that’s giving us an advantage when we are an offeror making a toehold. By the way, Your Honor, the reason that toeholds are permissible and accepted is because it’s understood that once you announce a proposal, with a relevant respected activist like Pershing Square, within a couple of days of them making a proposal, on average stocks go up nearly 25 percent. You are permitted to have a toehold so the average cost to acquire doesn’t skyrocket.
And you see what happened after our offer, Your Honor? What happened after our offer? The stock skyrockets. The shareholders like the idea, maybe Allergan’s management doesn’t like it, but they like the idea of some belt tightening. Maybe getting a combination with Valeant unlocking with international platform.
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So what happens, Your Honor? How do we know that our clients didn’t have any inside information? Who has more inside information about Allergan than its CEO? Who would have more inside information?
If you pull up Slide 24.
Your Honor, the week before we started accumulating our shares, he sold 252,000 shares at a price of 123. Now think about this, Your Honor. There is a reason why the Allergan CEO is not a plaintiff. Because it would show how illogical this is, right? The man with the most inside information is comfortable that, as of February, his company is fairly valued. But what is not baked in is our clients’ value enhancing offer.
And what does he say? I asked him. Because, by the way, Your Honor, now he keeps saying we’re massively undervalued at 180, 190. It’s massively undervalued. What did he think in February, Your Honor?
If you’d play the tape.
(Videotape played.)
MR. HOLSCHER: Your Honor, we bought the stock when it was fairly valued with no inside information. And, Your Honor, what’s happened since our proposal was announced? Allergan is taking steps that they think are shareholder enhancing to try and fend off our offer.
And, Your Honor, I want to be very clear. If our right to vote at December 18 is sterilized and stripped, then the
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investment community is going to believe that our shareholder value unlocking proposal is not going to go forward.
What has this pressure on Allergan done, Your Honor?
Let’s just take R&D for an example, Your Honor.
If we could play the tape 29.
(Videotape played.)
MR. HOLSCHER: If we could play video 28, let’s hear
when they actually started reining this in.
(Videotape played.)
MR. HOLSCHER: Your Honor, to be clear, Valeant and Pershing Square strongly support R&D to expand product lines and where it makes sense. And as part of their proposal, they have already communicated to Allergan they’re going support the R&D for Botox and other products. But, Your Honor, Allergan’s incentives were misaligned. That’s why the shareholders are restless. Their CEO gets paid a bonus based on how much he spends on R&D. There is no other company we’re aware of in the United States that actually gives someone a bonus by how much you spend.
Your Honor, I’m going to turn to the standing issue. Allergan seeks a preliminary injunction, Your Honor, based on PS Fund’s purchase of stock in February, March and April from other people, not from Allergan, at a time that its own CEO — within a week that its own CEO thinks it’s fairly valued. And Allergan’s counsel cites some out-of-circuit district court cases and says we only cite one case.
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Your Honor, it reminds me of an argument I had in Orange County Superior Court five years ago where I had a California Supreme Court case on point and the other side argued for 10 minutes I only had one case. Your Honor, it’s like Brody here. I’ve only got one royal flush.
Brody is on all fours. You notice that counsel didn’t cite any language from Brody or the holding from Brody. What does Brody say? “We conclude that there is no principle distinction between rule 10B5 and 14e-3 as regards the need for a contemporaneous trading allegation. We, therefore, extend the contemporaneous trading requirement to insider trading actions brought under section 14E and rule 14e-3.” I won’t read all the quotes, Your Honor. There is no parenthetical about you can seek an injunction or a company can do that. No one has standing. Your Honor, the individual plaintiff, both Brody and the Supreme Court in Rondeau say all she gets is money damages if she has a claim. And before she brings a claim, she needs to talk to Mr. Pyott because he sold his shares around the price that she sold hers.
Your Honor, I can’t recall ever being before a court where a party was seeking a preliminary injunction on a claim where the Ninth Circuit case on all fours says they can’t bring it.
Your Honor, at this time, my colleague is going to address the substantial steps and offer issue at length.
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THE COURT: All right. Thank you.
MR. HOLSCHER: Your Honor, do you know how long I took by chance? About 25 minutes?
THE COURT: Ten.
(LAUGHTER)
THE COURT: I think you took about 45 minutes, counsel. Something like that.
MR. FRAWLEY: Good afternoon, Your Honor. For the
record, it is Brian Frawley from Sullivan Cromwell for Valeant.
As Mr. Holscher indicated, I’m going to take the court through both section 14(e) of the Exchange Act, which interestingly enough, even though this is a case that’s brought under section 14(e) of the Exchange Act, the actual statutory authority for this case has yet to be mentioned so far today, as well as rule 14e-3 which Mr. Wald did spend considerable time on this morning. I’m going to explain some of the issues that were raised by Mr. Wald and explain how it is that there is not possibly a cause of action under any set of facts here, but particularly not the facts that we have here and the facts that are not in dispute.
Could we put up Slide 2 for a start.
This is just a little outline of how we’re going to approach the next couple of minutes here. So rule 14e-3 can’t apply here and doesn’t apply here on its face in a situation such as we have here where the relevant actors not only didn’t pursue a
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tender offer at the relevant point in time, they affirmatively decided not to. And it cannot be that the statute or the rule applies in these circumstances.
Second and independently, by any measure no defendant took any substantial step. And Mr. Wald kept leaving out that word “substantial.” And he also left out the part toward the tender offer during a period prior to the conclusion of the trading on April 21.
And then the third issue that Mr. Holscher alluded to in the beginning of his presentation. If Allergan is correct, if they’re correct that substantial steps were taken here; and if they’re correct that what the offering person means is that an offering person, the only person, according to Mr. Wald, who is permitted to trade in advance of a tender offer, if the offering person means the person who took substantial steps, by their own argument Pershing Square took those steps; the exact same steps that Allergan contends means that Valeant was contemplating a tender offer; the exact same steps that Mr. Wald says means Valeant could buy the shares, those same steps were taken by Pershing Square and Pershing Square is, thus, an offering person under their logic.
But there is no way you can linguistically separate the word “offeror” and the word “bidder” and the definitions that are given to them. The definitions that they embrace. And those are words, Mr. Wald contended, that Pershing Square and Valeant gave
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to themselves. To the contrary, those are words that Allergan gave to us. But we embraced them. The SEC gave them to us as well.
And you cannot, under any definition of the word, you can’t look in a dictionary and say that somebody is an offeror. They’re a bidder. They’re somebody who made a tender offer or on whose behalf a tender offer was made. And they don’t fit in the definition of the word “offering person.” The last time I checked, the way you look at a rule, the way you look at a contract, the way you look at a statute is you start with the plain meaning. And you can’t read those two words to say that an offeror is not an offering person. I just don’t see how you can do it.
So I want to go to the next slide. I also want to start a little bit of basic principles here. Allergan has argued here today and argued in their brief that the defendants have some burden of showing that they fit within some narrow exclusion to insider trading and that we are arguing that rule 14e-3 created an exception to insider trading. This is backwards. There is no insider trading here.
There was no inside information. There was information that belonged to Valeant and Pershing Square and it was their information. There is no rule and there never has been a rule that says participants in the market are prohibited from trading on information that they permissibly possess that is nonpublic and
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material.
The United States v. Chiarella in 1980 expressly rejected that same argument. The court actually said that that argument quote, “departs radically from established doctrine.” That’s what Allergan’s theory here does. It departs radically from the law as it exists and has always existed.
Rule 14e, by contrast, does create a narrow exception to the rule that persons permissibly in possession of material nonpublic information cannot trade. And that rule requires that there be a tender offer contemplated at the time and that information relates to the tender offer. As we’re going to see, that didn’t happen here.
Let’s go to the next slide.
As I said to the court, we were going to start with first principles and start with the words of the statute where everybody should have started here, but nobody has. 14e dictates what can be ruled out by the SEC under their rule. It’s well-established that rule-making has to have its authority by statute. And the rule that’s in the statute and the rule that we must be guided by today says that there must be a fraudulent, deceptive or manipulative act or practices in connection with any tender offer.
And we know what that word “in connection with” means. It’s a phrase that appears elsewhere in the federal securities laws. It’s a phrase that appears in section 10(b), a related
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provision of the Exchange Act. Section 10(b) prohibits the same acts, the same fraudulent, deceptive or manipulative acts or practices in connection with the purchase or sale of securities. And what the United States Supreme Court has said in Blue Chip Stamps, in 1975, is that that means there is no cause of action under section 10(b) without a purchase or sale of securities.
That same logic holds true here. There can’t be a violation of section 14(e) and there likewise can’t be a violating of rule 14e-3 unless it’s in connection with a tender offer.
We go to Slide 6.
You don’t have to take my word for it because the SEC said the same thing. The release accompanying rule 14e-3 says, “The provision implements existing statutory requirements and will be applicable to any tender offer.” The SEC likewise said, “It should be noted that the rule applies only in the context of tender offers.” As we’re going to see in a moment, Your Honor, there was no tender offer and there was no trading in the context of a tender offer here.
In order to understand the evidence and the evidence that Allergan misconstrues, we have to understand the nuances of their argument. In essence, Allergan says that any activity that one undertakes in any way related to a potential acquisition may, in hindsight, be viewed as related to a tender offer in the event such a tender offer is commenced later.
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The theory that they’re advancing today is directly at odds with where Mr. Wald concluded his argument, where he concluded his argument saying that Allergan’s board, in the exercise of their fiduciary duties, considered the proposal that was made on April 22 and each proposal thereafter, two more of them, before the tender offer was commenced in mid June.
Three separate offers; three separate offers for a consensual merger that Mr. Wald says that the board, in its exercise of fiduciary duties, carefully considered, considered the merits and whether it was in the best interest of the shareholders before they declined it. But the theory that they’re espousing today, the theory that Valeant and Pershing Square should have assumed from the outset that a tender offer was inevitable belies that argument, because the argument is premised on the idea that there never was going to be a negotiation. That we couldn’t make a proposal they could bring to the table because it wasn’t going to happen.
That’s not the argument they’re making today. They’re making a different argument because they’re saying that the board was willing to consider offers, was willing to consider fair offers, and would have accepted a fair offer if they thought one was made. Their director, Mr. Proctor whose deposition was taken, he said the same thing. He said, “We carefully considered the offer. We thought about it. If it was a fair offer, we would have accepted it.”
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Their investment banker Mr. Katzman said the same thing. Said that they considered the offer, they considered its value, they thought about it, ultimately they concluded that they didn’t want to accept it.
But it can’t be that a tender offer was inevitable in February before the price was even decided or what the offer was going to be in April, that we necessarily must have known the tender offer was going to happen. The only way we would know that, if we assume they were going to breach their fiduciary duties and not fairly consider any proposals were made.
It may be, as Mr. Holscher alluded to, that turned out to be the case. But that’s not the basis of federal securities litigation. Maybe that’s a different case somewhere in the future in Delaware.
Mr. Wald went through some of the history of 14e-3 and suggests that it supports the amorphous reading that they have advanced today. And I suggest to you, Your Honor, it supports exactly the opposite.
Could we go to Slide 7.
It is true that the early versions of rule 14e-3 as promulgated proposed that it would restrict all persons, including the bidder, from purchasing shares in advance of a tender offer. But the rules provided at that point they would apply only from the time a decision was in fact made. And that rules made clear, on the bottom of Slide 7, “Before the intention to make a tender
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offer is formed during the period which a tender offer may be one of several alternatives being considered by the acquiring person, the rule did not apply.” Mr. Wald also made some arguments about the difference between “offeror” and “bidder” and “offering person,” and how a regulation adopted by the SEC 25 years later makes clear that “offering person” has some very different connotation. In fact, the original version of 14e-3 used the word “offeror,” not “bidder.” Not “offering person.” “Offeror.” And then the SEC ultimately changed that. And this is also covered in the expert report of Professor Portnoy.
And they said that “the term ‘bidder’ and ‘subject company’ provide short-hand references to the principal participants in a tender offer and avoid certain pejorative terms now commonly used to describe participants in a tender offer.” The SEC made clear what they’re talking about is the participants in a tender offer, and they move from the word “offeror” to “bidder” simply to avoid pejorative connotations with the word “offeror.” Now, as Mr. Wald pointed out in the final version of the rule, they in fact switched to “offering person.” And Mr. Wald offered a number of highly speculative reasons why that may have occurred. But there is a very obvious reason as to why it occurred. The prior versions of the rules did not apply to tender offers by issuers. It only applied to tender offers by bidders.
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So you couldn’t have a rule if you wanted it to apply to issuers that used the word “bidder” because an issuer is not a bidder.
So in the final version of the rule, which applies to third-party tender offers and issuer tender offers, the rule was changed to “offering persons.” The chronology does not support the argument that Allergan has made here today.
Allergan also suggested that the fact that the SEC initially sought to ban toehold trading positions by the bidder or offeror suggests some desire to prevent the kind of trading that happened here. The history is quite to the contrary. The SEC made clear that toehold positions by putative bidders was a good thing. And the reason why it eliminated the restriction on bidders from buying in advance of the decision to make a tender offer was that the bidders would be second-guessed in hindsight much as occurred here as to when that decision was made.
Could we turn to Slide 8.
So in 1979, when the commission eliminated the restriction on bidders purchasing in advance of their tender offer, the SEC said, “It was also noted that the increased risk that purchases made to test the market would be construed in hindsight to have violated the proposal, would cause many prospective bidders to stay out of the market. Commentators were of the view that it would shift the balance of regulation and would dissuade bidders from making tender offers. For these, as well as other reasons, the commission has determined not to adopt
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the proposal at this time.”
So as Mr. Holscher pointed out, the entire purpose of the Williams Act is to not favor either of the combatants in a potential transaction. Not management, not the bidder, not to outlaw historically permissible tradings by the bidder. And that’s exactly what happened here.
Mr. Wald made a number of arguments about why 14e-3 does not require a decision to launch a tender offer. And there is a little bit of linguistics involved in that argument as well. The defendants have never suggested that the operative time for rule 14e-3 to become effective is the launching of a tender offer. What we have always argued, and what the rule says, and what the cases say, is that there needs to be a decision to pursue a tender offer. It’s a jurisdictional prerequisite of section 14(e). Unless there is a connection to the tender offer, you can’t outlaw the trading. And the rule makes this clear.
Let’s go to Slide 9.
Mr. Wald made some reference to this language from the Exchange Act release as well. When the commission adopted the final rule in 1980, it made the change that has been the subject of much of this morning’s discussion. In response, the commentator’s concerned with the difficulty of identifying when a person actually had determined to make the tender offer.
So the commission was making a change from the prior rule that said unequivocally that the day that mattered was the
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day there was a determination and it instead adopted the substantial steps language that we have been talking so much about this morning.
And the commission said, “Although the substantial steps test is not totally objective, it provides a reasonable basis to identify when the prohibition of rule 14e-3(a) would apply. The reasonable basis to identify when the prohibition would apply has to be when there is a decision to launch a tender offer, for otherwise, section 14(e) of the Exchange Act, the basis upon which this rule exists, cannot be activated.” The commission, in fact, used the same test in the early version of the rule and in the current version of the rule. And we’re going to come back to this in a moment. But the commission identified six examples of conduct that may constitute substantial steps. That was not mentioned one minute in this morning’s presentation.
The SEC has told us what “substantial steps” mean. They have told us what it means, and it didn’t happen here. But those same six — that six-part test existed in the prior rule, which makes clear that the change in the rule simply meant that under the current rule there needs to be a decision to pursue a tender offer as evidenced by substantial steps in furtherance of it. And we have nothing of that sort here today. This is obvious by other aspects of the rule as well.
Let’s go to slide 10.
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“Courts have recognized as well what the purpose of the substantial test is”. The SEC v. Bangham case here says “substantial steps involve actions that are appropriate surrogates for the subjective decision of the offeror to undertake the tender offer.” And courts have consistently described rule 14e-3 as applying when there is in fact a tender offer in the midst.
The United States Supreme Court in O’Hagen, we heard a lot about the O’Hagen case this morning, but not in any relevant fashion, said that the Second Circuit concisely described the rule’s thrust. “One violates rule 14e-3(a) if he trades on the basis of material nonpublic information concerning a pending tender offer.” Brody, another — as Mr. Holscher mentioned, I’m sorry I only have the Ninth Circuit case and a Supreme Court case, but rule 14e-3 regulates illegal insider trading that takes place while a tender offer is under consideration. We’re going to come to the actual evidence in a very short moment, but we’re going to show you that there was no such tender offer under consideration.
Let’s go to Slide 11.
Another aspect of the rule that wasn’t addressed this morning is that the rule itself, by definition, says that the information possessed by the trader must relate to a tender offer. Information can’t relate to a tender offer if it doesn’t exist.
It seems too obvious to say, but that’s the argument
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they’re being presented with today. If there is no tender offer, the trader can’t have information that relates to a tender offer and can’t have violated the rule.
So let’s come to what the evidence actually is here. We had some mention of it this morning, but not the actual evidence that matters.
The entirety of Allergan’s claim here is that because there was a conscious decision — and a conscious decision, no doubt about it. Let there be no doubt that there was a conscious decision in February of 2014 not to pursue a tender offer.
Allergan says that because the parties decided they weren’t going to do it, that means they were going to do it. That’s the entirety of the argument. And it’s worse than that.
Allergan put up a slide similar to this, this morning, which I was a little surprised at, but let’s put up Slide 12. This is what Allergan said is the totality of their burden of proof here in order to prove insider trading under section 14(e). Allergan says, “When the substantial steps have been taken to acquire a target company (through whatever means), when those steps would equally facilitate a tender offer and when a tender offer occurs in short order, the necessary nexus can be presumed.” That’s the entire case. They’re saying you can presume the outcome just because of the sequence of events. No proof of the actual facts because they have none. And no case supports this and they cite none. And the cases that they do cite don’t
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support their premise at all.
Let’s go to Slide 13.
Not one of these cases stand for the proposition that acts that were taken entirely to facilitate a merger or a proxy contest can, in hindsight, be deemed acts in furtherance of a tender offer. Not one. What the cases say is that acts that were, in fact, proven to a jury in most of these cases, because they’re reviewing a verdict, acts that were proven actually related to a tender offer, the rule can still apply even though the putative purchaser was still considering other options.
That’s a far cry from what the facts are here where the parties decided not to pursue a tender offer, instead, to pursue a merger. And that’s what they did.
The offer that was delivered to Allergan on April 22 attached a merger agreement. Another merger offer was made on May 28. Another one was made on May 30. And it was only because they refused to engage and their own shareholders demanded that the defendants put out a tender offer that it happened.
And as Mr. Holscher referenced, you can’t just say that it’s not believable because there is no evidence on the other side. You can’t say that seven people perjured themselves. You can’t say the parties that aren’t even here lied. We have every single witness testifying under oath that a tender offer was considered, rejected, and not talked about again until the shareholders asked us to.
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Let’s go to Slide 14.
I said I was going to come back here. And really, this is the whole substantial steps case. This is what the SEC said is relevant for this court to consider in thinking about Allergan’s claim that substantial steps happened here. The commission itself published in the Exchange Act release accompanying 14e-3 what it believes substantial steps could be. It says, one, voting on a resolution by the offering person’s board of directors relating to a tender offer. That’s pretty clear of acts that relate to a tender offer.
The formulation of a plan or a proposal to make a tender offer. That’s pretty clear as well. It was very much in connection with the tender offer.
And then the last one. And Allergan did this in their brief and they did it in their presentation again this morning. They just snipped this last one and said that activities which substantially facilitate a tender offer — and then left out the rest — can be substantial steps.
But what the SEC says here is that activities which substantially facilitate a tender offer which aren’t themselves directly related to a tender offer can be substantial steps. There is not even an assertion that any of that occurred here.
And then much like any rule or statute or contractual provision, if Allergan is going to contend that something besides these examples, all six of them that the SEC has given, can
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constitute substantial steps, you have to look at what the common thread is in the examples, and anything else has to be consistent with it. That’s what the court said in SEC v. Bangham.
It’s pretty obvious what the common thread is here. It has to relate to a tender offer. That’s what it says, but that’s not what Allergan’s proof is.
Allergan quotes out of context some comments from bankers of Valeant and says that because work that proceeds towards a merger could be the same work that one might do in the abstract towards a tender offer. And that is their evidence to suggest that there was in fact work done by somebody, they don’t say who, in furtherance of a tender offer.
But they didn’t actually put the testimony up because it wouldn’t really work with their theory. But Mr. Mehta, who this concept was attributed to, said something quite different. He was asked a question by Allergan. This is page 64 of his deposition transcript. “In what context in April did Valeant and Barclays discuss a tender offer as a possible alternative strategy?” And I should mention that Barclays wasn’t hired until April. It couldn’t have been doing anything in February or in March or in the first 15 days of April in relation to a tender offer because it wasn’t there. It didn’t even know about it. They were retained in the middle of April.
Mr. Mehta was asked:
“QUESTION: In what context in April did Valeant and
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Barclays discuss a tender offer as a possible alternative strategy?”
Mr. Mehta, the managing director of Barclays responds, “We discussed it as a possible tool amongst other variables that we just discussed, but we were told that it was not contemplated at that time.” What else did Mr. Mehta say? Mr. Mehta also testified, even though, as Allergan points out, that he said this was always a tool, might come up in any acquisition. But the managing director of Barclays has never worked on a tender offer for an American company in his life. Ever.
And we all know why this is. Mr. Wald referenced it. It’s because tender offers in a nonconsensual situation are merely just negotiating tools.
So let’s go to Slide 15. We’re going to go through the six elements that the SEC suggested that we go through rather than those that Allergan focuses on that are not part of the SEC’s rule-making. The SEC says that a substantial step can be voting on a resolution by the offering person’s board relating to the tender offer.
Here we have on Slide 15, it wasn’t until May 30, almost a month and a half after the trading was completed, that the Valeant board first approved proceeding with the tender offer.
And what happened before then we also know from the contemporaneous records. Not from the hindsight, not from the
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speculation, and not from the allegations.
Slide 16.
Prior to May 30, Allergan’s board expressly prohibited management from proceeding with either a proxy solicitation or a tender offer. This is Exhibit 70. April 7, 2014 minutes.
Now, Allergan offers a sort of strange argument that because people were cognizant of the law and they took steps to comply with it, it somehow shows conscious guilt of something, but they don’t ever say what it is. Of course the advisers of Pershing Square and Valeant were aware of what the law was. Of course they were. And of course they took steps to comply with it. But agreeing or taking steps to comply with the law doesn’t suggest the opposite.
Let’s go to Slide 17.
So this is the relationship agreement, Exhibit 54. And in the relationship agreement the parties agreed that they had not taken substantial steps. The parties agreed they weren’t going to launch a tender offer without the mutual consent of one another. And you can’t contort an agreement not to do something with an acknowledgment that you in fact had already done it. That’s not evidence. That’s just idle speculation.
Let’s go to Slide 18.
This is Mr. Ackman’s deposition. I’m sorry I don’t have all of the pretty videos that my colleague had shown, but Mr. Ackman’s deposition. Mr. Ackman testified under oath, “We had no
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plans to launch a tender offer. We didn’t want to launch a tender offer nor did they, and they didn’t want us to either. So therefore we built in a provision that required mutual consent in order to do so.”
There was no plan, no proposal to proceed with a tender offer during the period of the trading.
Let’s go to Slide 19.
This is Mr. Pearson’s deposition. Much to the same effect. Mr. Pearson testified, “We were not, at that point in time, we never discussed doing a public offering for shares. In my understanding, I had been involved in two other hostiles and at neither point did we even get to that point. So we were hoping or I was hoping that the board would come to us. I think we are also talking about a referendum. That was an idea that came up, that maybe we could do a referendum. And we talked a lot about getting to a special meeting that, in the end, the shareholders would have their say at a special meeting.”
So that’s what the evidence is. The evidence is that the parties that matter here, the parties who were making the proposal were only planning to make a merger proposal. And while Mr. Wald belittled it this morning, the reason for that was evident to everybody.
Let’s go to Slide 20.
Everyone knew that a tender offer was not going to be a mechanism to acquire Allergan. Everybody knew it because it has
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been the case for decades. Here on Slide 20 is Ackman’s deposition as well. “Did you ever discuss proceeding by way of a tender offer with anyone other than your lawyers?”
“ANSWER: No.”
“QUESTION: Or an exchange offer?”
“ANSWER: No. Because there has not been -- you can’t do a hostile tender offer. There is not an example of a successful hostile tender offer for 30 years, and the reason for that is the poison pill. And you guys should know that really well because the other law firm working on this invented the poison pill, right? Once you realize that a company can put in place a poison pill, a board can, a tender offer is worthless.”
Let’s go to Slide 22. This is Mr. Pearson’s deposition.
“QUESTION: So you do not recall getting advice at that meeting about whether Pershing Square and Valeant would be co-bidders for a publicly announced offering of Allergan shares?”
“ANSWER: We didn’t talk about it. That wasn’t part of the game plan.”
“QUESTION: What was the game plan if the board didn’t end up negotiating with you?”
“ANSWER: Calling a special meeting.”
“QUESTION: To replace the board?”
“ANSWER: Yes, which is what we’ve done.”
The third-party advisers, as Mr. Holscher mentioned, gave testimony to the same effect.
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I do have one deposition clip.
Could we put up 23?
This is Mr. Schiller, the chief financial officer of Valeant.
(Videotape played.)
THE COURT: Counsel, you want to start over? I don’t think that can be heard. You might take the microphone and bend it down towards your recorder. If not, we can read along with the words.
(Videotape played.)
MR. FRAWLEY: So all of the testimony is consistent from third parties and from the parties, but so are the documents.
Let’s go to Slide 26.
This is, again, May 30 Valeant board minutes where the board did in fact authorize a tender offer four and a half months before this litigation was filed. And the board said that investors’ perspectives on the May 28 investor meeting -- and that was the Sanford Bernstein conference that Mr. Holscher referenced and Mr. Schiller just testified about.
“The sentiment in the market that the corporation should pursue both a meeting of shareholders and an exchange offer and the time line for such activities were among the precipitating causes for authorizing a tender offer on May 30.” So that’s the first part of the SEC’s test, was there approvals to pursue a tender offer. And there most certainly was
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not.
The SEC’s test also talks about whether there was financing arranged for a tender offer.
And so let’s go to Slide 27.
We’re going to go very quickly through some evidence on this point, but the evidence is unequivocal and undisputed that Valeant did not arrange financing for a tender offer until late May 2014 and that Valeant did not prepare or authorize the preparation of any tender offer materials, which is another one of the SEC’s potential substantial steps until late May or June.
So let’s go to Slide 28.
Here again is not parties who have some motive to lie in this case, but the deposition testimony of Mr. Wolfe from Royal Bank of Canada. Mr. Wolfe is asked the question what type of offer was contemplating given that RBC is saying they would commit to broad financing early in the week of April 14. “What type of offer was contemplated at the time this presentation was prepared?”
“THE WITNESS: Proxy merger.”
“QUESTION: Was there any discussion of a potential tender offer at this point in time?”
“ANSWER: No.”
“QUESTION: Okay. When did RBC first discuss the possibility of a tender offer with Valeant?”
“ANSWER: My recollection is we did not do that until
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sometime in May.”
If you turn to Slide 30, this is now Mr. Mehta from Barclays again being asked questions by Allergan’s counsel.
“QUESTION: When did Valeant first raise the possibility of a tender offer with Barclays?”
“ANSWER: To the best of my recollection, it was in mid or late May.”
“QUESTION: What was the context in which Valeant raised the possibility of pursuing a tender offer to acquire Allergan?”
“ANSWER: I think there were two primary contexts. One was requiring our financing commitments to reflect the possibility of a tender offer, and the second was a request to have us act as a dealer/manager for a tender offer.”
Now, the last part of that answer is yet another one of the SEC’s tests, and that is when did the putative acquirer arrange for a dealer/manager to act as a dealer/manager in the tender offer which, again, the evidence is undisputed didn’t happen until at least the end of May.
And this is not -- this is easily documented as the witnesses also pointed out.
Let’s go quickly to Slide 31.
This is again Mr. Wolfe from RBC made clear that there was different work that needed to be done by the financing sources if there was going to be a tender offer, and that that work didn’t happen until at least the end of May.
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Turn to Slide 36.
So in terms of substantial steps, these are the steps that matter. These are what the SEC says matters for measuring whether or not there was substantial steps taken. In late May is when any defendant first sought tender offer financing. In late May is when the preparation of tender offer documents commenced. In early June is when parties discussed potential exchange agent in connection with the exchange offer.
In early June parties began discussion about retaining a dealer/manager. In mid June Valeant formed the subsidiary that would act as the purchaser in the tender offer.
This is evidence. It’s not negative speculation about what people might have thought because they reflected their intent not to commence a tender offer in their documents.
There was a fair amount of hyperbole this morning as well about the tender offer and its symbolism here.
Could we turn to Slide 35.
The evidence is undisputed that a tender offer, a hostile tender offer can’t succeed here. Now, Allergan contends that you could proceed with your proxy contest, but that doesn’t make the tender offer anymore valuable at present. Allergan has also told the SEC that even if a tender offer does succeed, that it won’t succeed in acquiring Allergan because the shareholder vote still needs to happen.
The tender offer was a negotiating tool. It wasn’t a
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tool to acquire Allergan and it wasn’t a tool that was invoked until June. Allergan has also argued that the tender offer was inevitable, but its own evidence doesn’t say that. As we started today, they contended that they were going to negotiate in good faith if they got a proposal that they thought was attractive. That means a tender offer wasn’t inevitable. The expert evidence that they refer to doesn’t support it either.
Could we put up the Danes exhibit.
It is not remotely inevitable that parties that proceed with an unsolicited proposal -- and Allergan likes to call them hostile proposals. I don’t really care what they call them -- will end up in a tender offer. This is the facts. 46 percent of situations where a putative acquirer has made an unsolicited proposal, it also ultimately involved tender offer. That doesn’t make it inevitable. That doesn’t make it substantial steps in furtherance of a tender offer. As the evidence indicates, it didn’t.
I’m going to briefly go through the offering person as well and I’ll do this briefly because Mr. Holscher touched on several of these points.
Let’s put up Slide 37.
So rather than engage in the linguistic gymnastics that Allergan has done here, let’s just look at the rule itself. The rule says an offering person is any person who has taken a
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substantial step or steps to commence, or has commenced a tender offer.
And actually, let’s go to Slide 39. Sorry.
But virtually all of the steps that Allergan relies on in support of that argument are steps that were taken exclusively by or equally by Pershing Square. Allergan argued in its reply brief that substantial steps were taken throughout the trading period by holding numerous meetings with Pershing Square executives, retaining legal counsel, negotiating and entering into the Pershing agreement, signing confidentiality agreements and engaging in due diligence.
Pershing Square was obviously at the meeting with the executives. Pershing Square retained legal counsel. They’re here in the room today. Pershing Square obviously negotiated the Pershing agreement. It was a party to it. It’s also a party to the confidentiality agreement.
It was actually Pershing Square that was conducting the due diligence on Valeant, not on Allergan. And of course Pershing Square is the entity that purchased the toehold that has us here today.
So substantial steps were taken. And if substantial steps were taken in furtherance of a tender offer at some point prior to April 21, they were taken equally, if not as much, by Pershing Square. And it’s an offering person under the plain language of the rule. You don’t have to look at some other kinds
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of rules, or you don’t have to look anywhere. That’s what the rule says.
Likewise, as I touched on this morning, and I’m not going to spend very much time on it, you cannot look in any dictionary or any case or anywhere and try to say that the word “offeror” and the word “bidder” means something different than offering person. We have a definition for “bidder” and for “offeror.” It says any person who makes a tender offer or on whose behalf a tender offer is made.
That sounds to me like somebody who is making an offer. That sounds like an offering person. You can look in Webster’s or Oxford or even a Spanish dictionary, that’s what you are going to find in there, that a person who makes an offer or on whose behalf an offering is made is an offering person.
And the courts have used those words interchangeably as well. I’m not going to go through them all to save some time here, but on Slide 40, United States v. O’Hagen, again the Supreme Court is using the word “offeror” to refer to offering person under the rule.
On Slide 41 we have collected some cases, some of which are the cases that Allergan are relying on where the courts are referring to the offering person as the offeror because we all know that’s what it is.
And then we have Hollywood Casino Corporation which Allergan dismisses in its reply brief as a mere district court
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case from outside the circuit, although it has no cases on this point, so I guess we’re a little bit ahead of them on that.
The court in the Northern District of Texas said that if there are two entities working together as a group collectively towards an acquisition, and if that’s the plaintiff’s theory, they have pled themselves out of court because they’re all offering persons. That is Allergan’s theory. That’s the theory that they have put forth here today and in their SEC filings.
Let’s go to Slide 44.
In its reply brief, Allergan said an offering person can trade based on material nonpublic information about its own forthcoming tender offer. That sounds like the offeror too. Pershing Square did make the tender offer. Mr. Holscher showed you the documents this morning.
Go to Slide 45.
The SEC said Pershing Square should be made the offeror.
Slide 46, Mr. Holscher showed you that too. The offeror is Pershing Square.
Slide 47. It has been Allergan’s position throughout, here and its own public filings, that Valeant and Pershing Square are working together to acquire Allergan. That has been the thesis of their public relations campaign from the get-go. So Allergan has said in its SEC filings, “We believe today’s announcement is a further attempt by co-bidders Pershing Square and Valeant to acquire Allergan at a grossly inadequate price.”
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Well, if Pershing Square and Valeant are trying to acquire Allergan, then both of them are offering persons.
Allergan told the SEC in a letter to the SEC seeking to cause the SEC to take action in respect of either one of us, they said that defendants funded and formed PS Fund 1 for the sole purpose of launching a hostile bid for Allergan. If we funded and formed the entity in order to make a hostile bid for Allergan, then both entities are offering persons because they are the entities that are making the offer, they are the entities that are seeking to acquire Allergan, and they are the entities that are permitted to trade under the express language of the rule.
And with that I’m going to turn the podium back to Mr. Holscher to round this out.
MR. HOLSCHER: Your Honor, I’m just going to finish with a brief summary of some of the inequitable conduct, set the framework quickly and then wrap up by coming back to the hurdles. We understand we’ll have less rebuttal time because we’re taking more of our two hours now.
Your Honor, the premise of seeking extraordinary equitable relief is a party must have clean hands. And the case law is clear that if you show inequitable conduct relating to the same issues, that that itself is a separate bar, even if every element for seeking a preliminary injunction is met. And here, we’re going to show that with respect to the unsolicited offer, we submit, Your Honor, that there is conduct by Allergan that is
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evidence of that.
If we could just go to video 23.
(Videotape played.)
MR. HOLSCHER: If we could look at Slide 34. Your Honor, we’re going to show that in fact Allergan anticipated that this unsolicited offer was made even before they got information from Allergan. Allergan’s investment bankers devised a plan to attack Valeant’s financing, to attack its accounting before it had any information to attack it. And that even though its CEO said he was unaware an offer was made and didn’t take any steps, they took steps before we showed up in April.
Showing you now a February 7 document, Your Honor. This is an analysis from Bank of America. This is one of their advisers along with Goldman that is supposed to be helping them evaluate our unsolicited offer. So February 7, Merrill Lynch says essentially in a report there is potential synergies here of 2 billion and that Valeant and Allergan might be in play.
And we know that the CEO of Allergan received that because we have the next slide which shows he sends an e-mail saying the numbers are broadly correct. He received this February 7. So what does he do, Your Honor? They’re not caught flatfooted on April 22. What does he do within a day, two days?
Next. He then starts to falsely plant information in the market that Allergan shareholders didn’t want Valeant stock. This is two months before he made the offer.
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If we could roll the video.
(Videotape played.)
MR. HOLSCHER: He is stuck, Your Honor. He is saying we didn’t know about it. We were surprised. And he is admitting he didn’t talk to any shareholders, but he is already saying in the market shareholders don’t want to take Valeant paper. Hasn’t spoken to them yet.
Let’s go to the next e-mails.
As of March Allergan is working with its advisers. This is March 4. So this is more six weeks before the unsolicited offer. They’re pulling up the plans to attack Valeant’s accounting because they say they’re in play. They haven’t done any analysis of Valeant’s accounting. This plan to attack Valeant’s accounting was rolling long before the unsolicited offer.
And the bottom e-mail is the CFO saying to Goldman Sachs later in time, start putting on your black hat. Take off your white hat.
Let’s talk about Goldman Sachs for a second. We’ll go to the next slide. Goldman Sachs is hired and has been working with Valeant to fight -- Goldman Sachs has been working with Allergan to essentially do everything they can to fight this unsolicited offer. Before they hired Goldman Sachs, Goldman Sachs had listed Valeant as a strong conviction buy -- and here is the important part, Your Honor -- with a target price of 164.
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This is the investment bank they’re working with now. 164. Your Honor, Goldman Sachs had done a $2 billion stock offering for Valeant, our collective client, the year before.
So then what happens? I want to skip the insider trading. So what does Mr. Pyott and Allergan do? They take the highly unusual step, Your Honor, of going to Valeant’s shareholders to provide them information that Valeant’s accounting is not correct and improper. And you heard the house of cards reference. So they’re going specifically to Valeant stockholders to try to drop Valeant’s stock price.
So remember, Your Honor, Goldman had them at a target price of 164. So what does Mr. Pyott do? We have evidence he gets the Valeant stock list of their stockholders. There’s e-mails of going behind enemy lines in Canada to talk to the stockholders to give them information. That’s directly contrary to the positive analysis of Goldman and Bank of America who have analyzed Valeant and have said it’s a strong company. It should be valued at 164. These are their advisers.
So what does Mr. Pyott do? He admits he met with Valeant stockholders to try and get the Valeant stock price to drop. But, Your Honor, his shareholders are getting an offer and part of it is Valeant stock. He is actually reducing the value to his own shareholders. He is supposed to be a fiduciary.
If we can play the tape of Mr. Pyott.
(Videotape played.)
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MR. HOLSCHER: Let me stop there, Your Honor.
THE COURT: You don’t want to --
MR. HOLSCHER: I’m going to give them the full response, Your Honor. Don’t worry. This is the CEO of Allergan admitting he is meeting with Valeant shareholders to cause, at 120, the stock to go farther down. Goldman Sachs and Bank of America have previously given optimistic analysis of this company. Goldman Sachs saying a target price of 164. He’s trying to hammer the stock price.
I don’t have time today, Your Honor. I assure you when we get to the trial on the merits, I will show that you even internal people at Allergan said some of the material he was giving was false.
So then what happened? Here is his explanation. I’m playing for you his full explanation.
(Videotape played.)
MR. HOLSCHER: So Mr. Pyott says this is his obligation with the board to essentially go to Valeant shareholders and convince them the price should have gone down. Your Honor, the only independent board member that we got to depose, the one, former general counsel of international company, former executive of Merck, let’s hear what he said about this board’s request that he take these steps to meet with Valeant’s stockholders to cause the price to go down.
(Videotape played.)
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MR. HOLSCHER: In fact, Your Honor, this fiduciary obligation with his board, the board member doesn’t even know he is doing it. They lost their way, Your Honor. They’re supposed to be fiduciaries valuing the offer. Mr. Pyott is aware that his job is at risk. The shareholders have voted, Your Honor, two years before to split the chairman of the board position and the board and the CEO. They voted for that. Allergan didn’t do that so he is there.
So then what does he do? He starts personally overseeing presentations called “Valeant is Vile” to attack Valeant while he is supposed to be the fiduciary looking at the offer. And let’s look at -- we tie him directly to the “Valeant is Vile” deck, Your Honor, if we could play that clip.
(Videotape played.)
MR. HOLSCHER: And what does the lead director of Allergan say about this? Not lead director. This is the outside director Mr. Proctor. This is not Valeant speaking. This is not someone we paid, this is not an expert saying that violates your fiduciary duty. This is his own director testifying. What does he say about the conduct of the executives of Allergan to try and defeat unsolicited offer?
(Videotape played.)
MR. HOLSCHER: Your Honor, that’s their own director. They have lost their way, Your Honor. To fight this unsolicited offer as fiduciaries you are supposed to value it. Instead,
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they’re attacking it. They can’t come to you, Your Honor, for extraordinary relief to sterilize voting the shares that we bought.
If I could briefly put up Slide 38, the hurdles chart. I won’t spend much time, Your Honor. I’ve proven to you there is no irreparable harm from their own director’s testimony. I have established, Your Honor, that PS Fund 1, it would serve the public vote. That’s the shareholders. That’s ISS. I have proven to you there would be no harm, irreparable harm if we vote.
I won’t go through all the steps, Your Honor, but it’s six steps down the road for some change of control from this December vote. We have explained Brody’s on all fours. There is no standing if you’re not a contemporaneous purchaser.
My able colleague has gone through why there is no substantial steps. We have also explained co-offer. His actual document shows they were co-offerors. The SEC indicated they were co-offerors.
We have walked through, Your Honor, the 76 disclosures, the 1500 pages. There is no need for disclosure here. I have just proven to you, Your Honor, they have unclean hands.
Your Honor, they need to satisfy all of these and they satisfy none.
THE COURT: Why don’t you just visit among yourselves for a moment. Let me look back at my notes from both sides’ argument for a moment. Everybody can converse in court. I’m not
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concerned. Just give me a few moments to read.
(Brief pause in proceedings)
THE COURT: All right, counsel. I’m going to save you one recess so that your rebuttal can be more meaningful for a few of the questions I might have and I’ll reserve some others.
So if you are ready to write for a moment, you can carte blanche go through a whole litany again of well-prepared argument and I would welcome those of course and I’m not going to cut you off. But when I was practicing, if a judge had a question, I tried to respond to it succinctly and to the point.
I want to start with Exhibit 37 for a moment that the defense says that they’re guided by through the SEC. And I don’t have my magnifying glass out, but I’d like to look and have you read to me the month and the date, because that appears to be July 2014. So when you come back, answer for me why you think this supposed guidance that you showed me in Exhibit 37 dated July 2014 answers the alleged conduct that Allergan accuses you of from May 25 through April. Because the import of your argument is that we had no choice but to follow the SEC’s guidelines and their co-bidder statement.
Do both of you agree this is an objective standard test? Judge Rakoff, I’m going to kid my colleague a little bit on the East Coast, might think it’s objective. But objective standard, counsel, yes or no? Counsel, you don’t have to stand up. Counsel on behalf of Allergan.
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MR. WALD: Yes, Your Honor.
THE COURT: Counsel?
MR. FRAWLEY: Your Honor, the rule says partially objective.
THE COURT: Yes or no?
MR. FRAWLEY: No. THE COURT: Okay. Why?
MR. FRAWLEY: Because that test is intending to evaluate when a decision was made.
THE COURT: So do you believe it’s objective? What case law do you have to support that?
MR. FRAWLEY: The rule itself says it is partially objective. I don’t believe there are cases addressing this point.
THE COURT: Thank you. I believe, but I may be wrong and you can argue this to me, both of you seem to agree that even though “offering person” is written in the singular, it’s possible for multiple persons to act together as co-offering persons. Otherwise, there might be or would be absurd results such as a corporation not being able to use its wholly-owned subsidiary to start buying a toehold.
The problem is when the two co-offering persons are not closely related and when they take on distinct roles in carrying out plans for a tender offer. And there does not appear to be law on what characteristics a person has to have to be a co-offering person.
MARIA BEESLEY, OFFICIAL REPORTER, CSR, RMR

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So on behalf of Allergan, when you come back, I’m going to ask you the following questions and get a, hopefully, succinct response. Why shouldn’t this court just adopt the definition of “co-bidder” from regulation 14D? By the way, when I pause, I’m not asking for an answer now. I’m collecting my thoughts to save you each a little bit of time in your arguments. So I don’t wish to engage in conversation right now unless I ask for input.
The SEC hasn’t seen fit to define who a co-offering person might be. Won’t it create a lot of confusion to say that someone who is a co-bidder, for disclosure purposes, might not be a co-offering person for rule 14e-3 purposes? And how would you distinguish between a co-bidder for regulation 14D purposes and a co-offering person for rule 14e-3 purposes?
For the collective defendants, let’s hypothetically -- or let’s assume that plaintiffs are right, that generally “co-bidders” should be defined broadly while “co-offering persons” should be defined narrowly. How would you distinguish between a co-bidder for regulation 14D purposes and a co-offering person for rule 14e-3 purposes?
The longer you take with that answer, the less credibility you are going to have for me. In other words, you are unlimited in terms of rebuttal, but conciseness now and precision is what I’m looking for. And if you junk up your answer, well, I’ll leave that to your wisdom. You have been warned.
For Allergan, I have a series of questions and then a
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series of questions also for the collective defendants. If this court finds that you have not raised serious questions as to rule 14e-3 claim, should the defendants be required to make any corrective disclosures pursuant to rule 14a-9?
And noticed I pause to give you a chance to write that down. You have it?
MR. WALD: Yes.
THE COURT: I want to come back to this question of standing. How does either Allergan or Ms. Praschauer have standing to seek an injunction against PS Fund 1 voting altogether even if PS Fund 1 makes disclosures?
The case law holding that an issuer like Allergan has standing under the Williams Act all seem to involve issuers protecting their shareholders from misleading statements. Here, you are asking the court to enjoin PS Fund 1 from voting altogether in December even if PS Fund 1 makes corrective disclosures. And I’m going to ask you to once again specifically and concisely address why Allergan has standing to do that.
The next question I have concerns shareholders, and that is, does a current shareholder have standing to ask for a fellow shareholder to be enjoined from voting altogether even if that fellow shareholder allegedly violated securities laws?
Next question for Allergan. What legal authority is there that having directors removed, even six of them, is an irreparable harm to a corporation or to a current shareholder?
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For Pershing Square, Valeant, and PS Fund 1, why did defendants use the term “co-bidder entity” in their February 25, relationship agreement if they weren’t planning a tender offer at that time? And why didn’t you disclose -- and I don’t mean you personally, counsel -- but the defendants disclose in their proxy solicitation that under the February 25 relationship agreement, Valeant and Pershing Square agreed to be called co-bidders?
And assuming that plaintiffs have standing to seek injunctive relief, if the court finds that Allergan’s raised serious questions as to the merits of the rule 14e-3 claim, why shouldn’t this court enjoin PS Fund 1 from voting its ill-gotten shares?
The last question -- well, I have many other questions going through my notes, but I haven’t had time to go through them thoroughly. If I have questions after your rebuttal today, I’ll send you a message and get some additional briefing. But you are not to contact the court and you are not to give me supplemental briefly from this point forward unless asked by this court to do so.
I want to turn back to the holistic view of what I think that the Williams Act was designed to do, and that was it was designed to protect shareholders. When we get into the equitable mudslinging that’s going on between the parties before this court, you are going to have to explain to me why, under the Williams Act, it matters concerning equitable or inequitable conduct,
MARIA BEESLEY, OFFICIAL REPORTER, CSR, RMR

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especially as it applies to mergers. You have to tie that to shareholders under the Williams Act.
So I just encourage you once again when you come back, to keep the Williams Act in mind because my tentative view is that my focus is to be on the innocent shareholder, if you will. If I’m wrong, I want you to correct me and cite law why I’m supposed to be involved and why the Williams Act involves mergers, which is where this seems to be going, the last part of the arguments.
Now, I don’t care how long you take to collect your thoughts. If you’d like half an hour, if you’d like four hours, it doesn’t matter to me. So why don’t you two get up out of your chairs, lead counsel, and go discuss how much time you would like to prepare, work out an equitable time frame between the two of you because the defendants took a little bit more time, and then I’ll come back and listen to your concluding arguments.
MR. WALD: Thank you, Your Honor. Would 30 minutes work for you?
THE COURT: Anything works for me, counsel. Four hours work for me. Doesn’t matter.
MR. FRAWLEY: 30 minutes, Your Honor.
THE COURT: For both of you. This isn’t divided again. 15 minutes each.
MR. FRAWLEY: I’m sorry. 30 minutes we’ll have an answer.
THE COURT: No. Time out. 30 minutes for this side, 30
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minutes for that side, or you can have an hour for that side and an hour for that side. I don’t care.
MR. HOLSCHER: We agree, Your Honor. I think what we’re saying is I thought you were asking how long a break. They wanted 30 minutes. We’re fine with that. With respect to the time we’re going to take, we’re going to take less than them.
THE COURT: No, no, no. Now we’re going to get some time. I know last time we were going to be about an hour and a half.
MR. HOLSCHER: We’re going to take less than a half hour, Your Honor.
MR. WALD: Probably take an hour, Your Honor.
THE COURT: Okay. You could have more time than half an hour. You didn’t go over that long. Keep it around 45 minutes then. About an hour, counsel?
MR. WALD: I think so, Your Honor.
THE COURT: That’s fine.
MR. WALD: It may be less.
THE COURT: 45 minutes?
MR. HOLSCHER: Or less, Your Honor.
THE COURT: 45 minutes or less. See you in half an hour. Thank you.
(Recess taken, from 2:18
(Whereupon there was a change in reporters and DEBBIE GALE reported the VOLUME 3 session.)
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-oOo-
CERTIFICATE
I hereby certify that pursuant to Section 753, Title 28, United States Code, the foregoing is a true and correct transcript of the stenographically reported proceedings held in the above-entitled matter.
Date: OCTOBER 29, 2014
/S/ Maria Beesley
Digitally signed by Maria Beesley
DN: cn=Maria Beesley, o, ou,
email=amaria1957@yahoo.com,
c=US
Date: 2014.10.29 23:46:43 -07’00’
MARIA BEESLEY, RPR, RMR
OFFICIAL COURT REPORTER
MARIA BEESLEY, OFFICIAL REPORTER, CSR, RMR

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UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA

HONORABLE DAVID O. CARTER, JUDGE PRESIDING

\- - - - - - -

ALLERGAN, INC., Plaintiff, vs. VALEANT PHARMACEUTICALS INTERNATIONAL, INC., et al, Defendants.	**CERTIFIED** No. 14-CV-1214-DOC Volume III

REPORTER'S TRANSCRIPT OF PROCEEDINGS

Hearing on Motion for Preliminary Injunction

Santa Ana, California

Tuesday, October 28, 2014

Debbie Gale, CSR 9472, RPR
Federal Official Court Reporter
United States District Court
411 West 4th Street, Room 1-053
Santa Ana, California 92701
(714) 558-8141

14cv1214 Allergan 2014-10-28 Hearing V3

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APPEARANCES OF COUNSEL:

FOR PLAINTIFF ALLERGAN, INC.:

Peter Allen Wald LATHAM & WATKINS LLP 505 Montgomery Street Suite 2000

San Francisco, California 94111 415-391-0600 peter.wald@lw.com

Michele D. Johnson LATHAM & WATKINS LLP 650 Town Center Drive 20th Floor Costa Mesa, California 92626 714-540-1235 michele.johnson@lw.com

William Savitt (pro hac vice) WACHTELL LIPTON ROSEN AND KATZ

51 West 52nd Street New York, New York 10019 212-403-1329 WDSavitt@wlrk.com

FOR DEFENDANT VALEANT PHARMACEUTICALS INTERNATIONAL INC., ET AL:

Brian T. Frawley (pro hac vice) SULLIVAN & CROMWELL LLP

125 Broad Street

New York, New York 10004 212-558-4000 frawleyb@sullcrom.com

John L. Hardiman (pro hac vice) SULLIVAN & CROMWELL LLP

125 Broad Street

New York, New York 10004 212-558-4000 hardimanj@sullcrom.com

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APPEARANCES OF COUNSEL (Continued):

Edward Eric Johnson SULLIVAN & CROMWELL LLP 1888 Century Park East Suite 2100 Los Angeles, California 90067 310-712-6600 johnsonee@sullcrom.com

FOR DEFENDANT PERSHING SQUARE CAPITAL MANAGEMENT LP:

Mark C. Holscher KIRKLAND & ELLIS LLP 333 South Hope Street 29th Floor Los Angeles, California 90071 213-680-8400 mark.holscher@kirkland.com

Michael Shipley KIRKLAND & ELLIS LLP 333 South Hope Street

Los Angeles, California 90071 213-680-8222 michael.shipley@kirkland.com

Austin C. Norris KIRKLAND & ELLIS LLP 333 South Hope Street 29th Floor Los Angeles, California 90071 213-680-8184 austin.norris@kirkland.com

ALSO PRESENT:

David Schlaifer, Technology Specialist Kirkland & Ellis

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APPEARANCES (Continued):

ALLERGAN PERSONNEL PRESENT:

Doug Ingram, President

Karah Parschauer, Plaintiff & Assistant General Counsel, Arnie Pinkston, Executive VP and General Counsel Matt Maletta, Assistant General COunsel, Board Secretary Gavin Herbert, Founder, Former Chairman and CEO

VALEANT PERSONNEL PRESENT: Michael Pearson, CEO Howard Schiller, CFO Robert Chai-Onn, General Counsel

PERSHING SQUARE PERSONNEL PRESENT:

Bill Ackman, Principal

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I N D E X

PROCEEDINGS PAGE Motion for Preliminary Injunction (continued) 6 Further argument by Mr. Wald 7

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SANTA ANA, CALIFORNIA, TUESDAY, OCTOBER 28, 2014

Volume III

(2:55 p.m.)

THE COURT: Okay. We’re back in session. All the

parties are present, and the clients are present.

I want to go back for a moment because I didn’t want to speak without looking at a document that had been championed, Mr. Holscher, by the defense.

I’ve got a second question concerning Exhibit 37.

Would you turn to that for just a moment.

Could you put up — well, you don’t need to put up the first page. But it’s a question I’m going to ask you to reply to in just a moment, after the — and I want you alerted to it. And I wanted to make sure I had the document and read it during the recess again, and didn’t speak till I relooked at it.

All right.

(Document displayed.)

THE COURT: Could you now turn to page 2,

Paragraph 4.

Blow that up. Can you blow that up even more? Now, the copy I have — it’s my fault, and I remember, when we looked at the document, that it triggered that it was July 5th, and, of course, you’ve got the question in mind. In other words, if the argument is that

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the defendants relied upon SEC guidance, then I want you to explain how that reliance took place in light of this being a July document and not an April or, even better for your side, if it was a February document. Okay?

Number two, I want to turn to this paragraph

‘cause it’s troubling to me.

“We note that you have now commenced a tender offer for Allergan. Please provide your analysis as to why PS Fund 1 LLC’s acquisition of Allergan’s shares beginning in February 2014 did not violate Rule 14e-3.” That could be read quite the opposite of your argument by the plaintiff in the matter. It could be read as the SEC raising a serious question and wanting a response why this isn’t a violation. So I want you prepared. I don’t want you offguard. I will be asking questions about it.

Counsel, I want to hear from Allergan now.

FURTHER ARGUMENT BY MR. WALD

MR. WALD: Your Honor, if I may, I want to start with the questions you’ve given to Allergan, but I may ask for your help, Your Honor. I’m not sure that I got them verbatim.

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THE COURT: Well, I’ve got handwritten notes and

typed notes, but let me do my best.

MR. WALD: All right.

THE COURT: Why shouldn’t I adopt the definition

of co-bidder from Regulation 14D?

The SEC hasn’t seen fit to define who a co-offering person is or might be. And I’m asking you — I think it might, tentatively, create a lot of confusion to say that someone who’s a co-bidder for disclosure purposes might not be a co-offering person for Rule 14e-3 purposes.

And how would you distinguish between a

“co-bidder” for Regulation 14D purposes, and a “co-offering person” for Rule 14e-3 purposes? And take your time with that. You don’t have to respond immediately.

And my second general question was, you’ve asked the Court to enjoin PS-1 Fund (verbatim) from violating —or from voting at all. What if the Court did so, but only if PS Fund 1 refused to make corrective disclosures? Okay?

Now, I’ve got more questions as we go. And this time, during your rebuttal arguments, now I have leave to interrupt you.

MR. WALD: Yes.

THE COURT: I gave you all the courtesy in the world for an hour and a half or hour and 45 minutes or whatever you wanted. Now it’s fair game. And when I ask

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you something, you stop and your respond to my questions.

Okay. Counsel.

MR. WALD: Sounds good, Your Honor.

Let me start with your first question, if I may.

Can we put up Slide 46 from our deck, please?

(Exhibit displayed.)

MR. WALD: Well, Your Honor, you have our slide

deck. Number 46, Slide 46.

THE COURT: Yeah, just a moment. Let me get —

MR. WALD: Sure.

THE COURT: Okay. It should start, “Disclosure

Statute v. Insider Trading Rule”?

MR. WALD: Correct.

THE COURT: All right.

MR. WALD: And what we’ve done here is to set out, in the left-hand column, the SEC’s Rule definition on “bidder.” THE COURT: You can put that up. Is there somebody who —MR. WALD: (To co-counsel:) I’ve got it.

He just wants it up there.

THE COURT: Use the ELMO.

(Exhibit displayed.)

THE COURT: There we go.

Okay. Thank you.

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MR. WALD: Thank you, Your Honor.

THE COURT: And thank you very much. Appreciate

it.

MR. WALD: (To co-counsel:) Thanks, Colleen. And I would begin with the observation, Your Honor — obviously, it’s a cardinal rule of statutory construction that one construes the language of a statute or a regulation to give it meaning, and not to make it surplusage.

And what we have in the left-hand column is Rules by the SEC, so the agency that is charged with implementing and overseeing the insider trader rules. And they saw fit to define “bidder” as including somebody who makes a tender offer but being broader than somebody who makes a tender offer through the language “or on whose behalf a tender offer is made.” And what the cases tell us, Your Honor, about that is that they intended to sweep in for disclosure purposes the group of people who participate with the offering person in a tender offer. And a lot of cases that have been cited are about the question of whether parties who are clearly not the offering person — they are not offering into the tender offer and they will not control the assets afterwards, but they are participating — in the way that Pershing Square here participated in the tender offer —

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advice and obviously financing — and here, the accusation of this toehold in Allergan — those people were intended to be swept into the definition of “bidder” and the definition of “offeror” in Reg M-A, also promulgated by the SEC in 1999. It’s the same definition as you can see, Your Honor.

And that is a broad definition because the SEC wants to promote disclosure. And what’s interesting for our purposes, we submit, Your Honor, is that, as I said, when the SEC imported Reg M-A in 1999, and then also changed 14e-5 to include the term “offeror,” it left 14e-3 alone.

And 14e-3 talks about an “offering person” and an “other person,” Your Honor. And with respect to my colleagues on the left, nothing in the two hours that you heard touched that analysis.

The most Mr. Frawley offered to the Court was that “offeror” must mean the same thing as “offering person.” And when one looks at the statute and when one looks at the regulation and the regulatory history, what one sees is that the SEC, for all the reasons we discussed in our opening, Your Honor, made a conscious choice to define the disclosure rules broadly and to define the insider trading rules narrowly.

THE COURT: Okay.

MR. WALD: The second question, Your Honor — I’m

sorry. Let me just pause. One more thing on that to make

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our position clear.

Both Mr. Holscher and Mr. Frawley set up a strawman, most of the morning in the sense of saying that we don’t have any good argument as to why a “bidder” is not the same thing as an “offeror.” And to be very clear about our argument — I think it is, Your Honor — on Slide 46 — but to be very clear about our agreement, we agree. The SEC has chosen to define “bidder” in 14d-1 and “offeror” in Reg M-A in exactly the same way. There is a slight difference that Mr. Frawley referred to. Doesn’t have to do with the issues before Court.

As you can see in 14d-1 or 14d-3 (sic) the term does not include an issuer which makes a tender offer for securities — for its own securities. So 14d-1, 14d-3 (sic) does not cover what are called “issuer” tender offers, whereas Reg M-A covers both issuer tender offers and third-party tender offers. But, in any event, the language chosen by the SEC to govern who has to be disclosed on the face of the materials that are circulated to shareholders includes these broad categories.

Now, an “offering person,” Your Honor, is surely a bidder, and an “offering person” is surely an “offeror.” But not everyone who participates in the tender offer is an “offering person,” and that is the key issue.

Your Honor asked my good friends on the left to be

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prepared to address the SEC letter and, in particular, your Honor, we were going to raise the point that you asked them to address. And let me just say what our view is.

This is a letter that Mr. Holscher relied on from the SEC dated July 3. And on the first page of the letter — this is Defendant’s Exhibit 37 — the SEC does, in fact, ask the defendants to — or asks Valeant to revise the cover page to identify Pershing Square Capital as a co-bidder in the tender offer. No question.

It then goes on to ask, in view of that request, for them to explain now that they have commenced a tender offer — this is July 3rd — remember, they commenced the tender offer on June 18th — now that they’ve commenced the tender offer, not withstanding that we’ve told you that you’re a co-bidder, explain to us why your conduct does not violate Rule 14e-3.

Your Honor, I think it’s not a deep inference that the SEC would not be asking that question if they believed that the affixing of the label “co-bidder” to Pershing Square somehow gave them a “get out of jail free” card on 14e-3. That question would have been irrelevant.

THE COURT: And if I was your opposition, I would ask why this Court would possibly rely upon that? Because the SEC hasn’t acted.

MR. WALD: I’m sorry. The SEC has what?

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THE COURT: The SEC hasn’t — SEC has not acted. In other words, if I was your opposition, I would be thinking, very quietly, but I would be proposing to this Court an argument that, “Judge, no harm; no foul. SEC hasn’t acted. Hasn’t done anything.” MR. WALD: Your Honor, this was July. We’re now in October.

THE COURT: They act slowly? MR. WALD: They — yes, they do. THE COURT: Okay.

MR. WALD: But beyond that, as Mr. Holscher reported to the Court, and as the defendants themselves said in their press releases, after this exchange with the SEC, the SEC opened an investigation. And the defendant’s said they welcomed the investigation. And I believe Mr. Holscher reported to you that they had produced numerous, numerous documents to the SEC.

THE COURT: Well, unless they act, I’m not going

to draw any inference from it.

MR. WALD: All right, Your Honor.

THE COURT: — from the fact of the investigation,

anyway.

MR. WALD: Well — fair enough. But the fact that they would ask the question, Your Honor, I think is at least probative of the question of whether “co-bidder” is

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co-extensive with “offering person.”

THE COURT: Okay.

MR. WALD: The second question, Your Honor, is —

I’m sorry — my notes are not as clean as yours.

THE COURT: That’s okay. I’m not looking for a rehash of the opening argument. So take your time. I’d rather hear wisdom, even if it’s disjointed on a few key points —MR. WALD: Okay.

THE COURT: — than to it go over the waterfront

again. It’s not even a help to me, frankly.

MR. WALD: All right. Your Honor, the second question you asked us had something to do with, if they make corrected disclosures, should you enjoin them nonetheless from voting at the special meeting.

I think that was —

THE COURT: Yeah.

MR. WALD: Is that the question?

THE COURT: Yes.

MR. WALD: Okay.

Your Honor. Again, 14 —

THE COURT: In other words, transparency,

transparency, transparency.

Can this be cured by corrective disclosures? And

if it is cured by corrective disclosures, which is, you

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know, what I call a backup to what might be argued should have been done originally, why would this Court enjoin the 9.7 percent?

MR. WALD: Your Honor, the answer is that the Williams Act protects investors in two ways — at least two ways. One is transparency, disclosures.

THE COURT: Well, with disclosures, why wouldn’t

they be protected?

MR. WALD: Because they don’t touch the harm that is occasioned by violation of Rule 14e-3 on insider trading. Once — if we’re correct, once the defendants — once Pershing Square, on the basis of material nonpublic information, traded with unsuspecting shareholders and acquired a 10 percent stake Allergan —THE COURT: Where’s the harm? Is the harm in the price that they acquired this at?

Let’s say — now, hypothetically, let’s play with that for a moment. They’re in the market. They have confidential information being disclosed —hypothetically — it’s a violation.

By the nondisclosure to the general market, are they able to say, “Let’s purchase at 120, when the market might be 120. Purchase at 130, when the market’s 130”? In other words, they can’t buy any less than market at that time.

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MR. WALD: Correct.

THE COURT: So your position is, if the confidential information is now disclosed — I understand the merger issue, but that’s not Williams — where’s the harm to the shareholder in a purchasing situation? Not a merger, for a moment — in a purchasing situation, how are they being unfairly treated? In other words, how is that stock being acquired by PS Fund 1, you know, Pershing Square, valued however you want to determine that, at let’s say a lesser price than the common American citizen coming into the market?

MR. WALD: Ms. Parschauer traded at the same time. She didn’t know about the tender offer. She sold at a price that was far less than the stock’s inherent worth based on that nonpublic information. So shareholders who contemporaneously trade are clearly hurt.

THE COURT: And proof of that is that the stock,

once this is known, has gone up substantially.

MR. WALD: That’s correct. That’s absolutely

correct.

With respect to the harm to —

THE COURT: Why wouldn’t that be resolved in a

class action suit?

MR. WALD: With respect to the individual

plaintiffs, Your Honor, it may well be. And, of course,

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Ms. Parschauer is here as an individual plaintiff. But with respect to the corporation, there’s a separate harm, Your Honor. And it’s illustrated by what happened in this case.

THE COURT: I’m focused on the Williams Act. I’m

focused on the shareholder.

MR. WALD: No. I am — oh, okay.

The Williams Act is not only focused on the shareholder, Your Honor. It’s also focused, as the courts have uniformly held, on issuers who are targets of tender offers and disclosures and insider trading that hurt issuers, Your Honor. And where they have been nondisclosures and where there have been — where there has been a violation of 14e-3, the courts have not hesitated to enjoin those processes from going forward.

And if you take a look at 59 and 60 in our slide

deck.

THE COURT: I disagree with you. And I’m going to

say that as politely as possible.

These are fact-intensive cases. And the courts haven’t willy-nilly rushed into the free market economy and started governing boards or dictating to the market or letting the market be guided by our judicial decisions. In fact, quite frankly, we tread very cautiously. And when we intervene, if you look at these cases, they are intensely

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fact dependent. So as you throw out that broad generalization that “the courts” — No. No, we don’t. Sometimes we do. And you can cite a number of cases where we have.

MR. WALD: Fair enough.

THE COURT: And I think I can cite an equal number

of cases where we haven’t.

MR. WALD: I agree with that, Your Honor.

THE COURT: Okay.

MR. WALD: And I didn’t mean to overstate the point. Here is my point: My point is assuming that we persuade you that —that Valeant and Pershing Square violated 14e-3, because they took substantial steps related to the tender offer, they traded on inside information, and Valeant was the “offering person” and the only offering person, as said right on the face of its S-4, and Allergan, for these — or Pershing Square, for these purposes, was the “other person” — assume for a minute that you’re with us on those issues, the question is, then, What is the remedy?

And that’s the issue, Your Honor, that I am addressing and saying that, where courts have found that there were violations of insider trading rules, uh — ICN v. Khan. It’s a Second Circuit case. That was a 10b-5 case, not a 14e-3 case. But we’ve also cited Burlington and

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Essex — two district court cases, Your Honor — and in both of those cases, the court found 14e-3 had been violated. And the remedy that they imposed, Your Honor, was an injunction against the tender offer going forward.

Now, we are not seeking an injunction against the tender offer. We are seeking an injunction against the voting of shares that have been illegally acquired.

THE COURT: I understand that.

MR. WALD: Okay. So, to the point, disclosures

are, of course, important.

Sunshine, as Your Honor knows, is the greatest disinfectant. Disclosures are important for 4a-9 violations — for violations of the disclosure rules. But the courts have not hesitated to enjoin conduct — a tender offer or voting of shares — where those shares have been acquired illegally, either as a result of insider trading under 14e-3, or as a result of disclosure violations under 14D and 14E.

And that’s what those cases say, Your Honor.

THE COURT: Okay.

MR. WALD: Your Honor, you had another set of

questions for us?

THE COURT: Yeah. I think I asked you that, if this Court found the plaintiffs did not raise serious questions as to the Rule 14e-3 claim, should the defendants

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be required to make any corrective disclosures pursuant to

Rule 14a-9?

MR. WALD: And the answer, Your Honor, is yes. Obviously, we have two sets of claims: 14e-3 and 14a-9. And we’re moving on both of them. And we believe that we have not only raised serious questions but demonstrated a likelihood of success. But that’s obviously for the Court to decide.

But if the Court were to decide that we had not met the standard on 14e-3, but that we had met the standard on 14a-9, then it would be, we submit, incumbent on the Court to enjoin the voting of the proxies that the defendants have solicited with misleading and incomplete solicitation materials, unless and until those disclosure violations are corrected.

THE COURT: And what would those disclosures be? MR. WALD: Your Honor, as we set out in our proposed order, there are at least three that we are focused on.

The first is that we believe the defendants are required to explain to the marketplace why they decided to call themselves “co-bidders” and what their — what it was that animated them to call themselves “co-bidders” knowing of the risk that the documents show that they faced insider trading liability, but not disclosing to market that they

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were calling themselves “co-bidders” in an effort to avoid

that liability.

And we believe and we submit, Your Honor, that, as we’ve demonstrated here, calling themselves “co-bidders” doesn’t alleviate their exposure. That’s point one.

Point two. They knew perfectly well that they were running a risk under 14e-3. And we believe that that’s something that the marketplace should know in deciding whether or not to side with Allergan or with Valeant in this contest for corporate control.

So that’s the first set of issues.

The second set of issues, Your Honor, is that there’s no description in the soliciting materials of why Valeant needed to team up with Pershing Square in order to accomplish this tender offer. And as we now know, and as the testimony has shown and as the documents show, Valeant simply did not have the financial wherewithal to mount this tender offer — did not have the financial wherewithal and did not have the expertise in contested deals to do this on their own. And so they sought out Pershing Square in an alliance that the press has been talking about since it happened, because it was unprecedented.

Valeant is what they call a “strategic player” in the market. Mr. Ackman’s Pershing Square fund is what they called an “activist player” in the market. And the market

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had not seen that happen before.

THE COURT: I’m asking you to focus now and be

succinct about what you’re asking.

MR. WALD: That’s the second category, Your Honor. The third category obviously is our belief and our view that they had violated 14e-3. And if Your Honor finds that, then that is something that needs to be disclosed in a statement from the defendants.

THE COURT: This morning you threw out for the first time somewhat unexpectedly to me — and that’s fine —this idea that this could be pushed back to a general shareholder meeting in May.

Now, understand, coming into this meeting today —this hearing, my understanding was that you have both eventually stipulated, willingly or not, to December 18th. That was my expectation.

But about 9:35 this morning, I heard for the first time, you know, “Judge, if there’s violations, we can just push this back to the shareholder meeting.” Why?

MR. WALD: Let me try to —

THE COURT: Now — hold on. Stay with me.

MR. WALD: Okay.

THE COURT: I’m not — we’re not — you mentioned

May.

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MR. WALD: I did. For the —

THE COURT: Why?

MR. WALD: For the annual meeting, Your Honor. THE COURT: Okay. I understand that. Why?

MR. WALD: Because what we’re saying is — in assessing the harm to the other side, what we’re saying is, if you agree with us that an injunction should be issued here, what happens is they go forward to the special meeting in December. The vote takes place — assuming that the proxy disclosure issues are resolved, the vote takes place.

Shareholders, other than those who acquired their shares unlawfully, are given their opportunity to express their views on the proposals that the defendants have put forward. They either win or they lose.

If they lose, Your Honor, what we’re saying is that we are prepared to move forward expeditiously to a trial on the merits, within the — two months, ten weeks, something like that — sometime in early March, let’s say —which would allow a full and final judgment to be rendered in this matter in time for the annual meeting.

THE COURT: You know, I — I’m not remiss to that. In fact, I just don’t know how I’d fit you into this Court’s calendar. I’ve got Standard & Poor’s coming up, which ought to be a four- or five-month trial. And I’ve got numerous

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criminal matters, one of which is two months in length, another at least a month before that. I just don’t think that you can jump ahead of 400 other cases, frankly.

MR. WALD: Well, fair enough, Your Honor. I will say — because I also said this this morning — that, in our view, this issue is an issue of their making. They’re complaining about the bylaws. They’re complaining about the directors.

Pershing Square was an Allergan shareholder starting February 25th. The 2014 annual meeting was May 6th. There was plenty of time, if they wanted to — if they were genuine about this, about challenging these bylaws that they decry — there was more than enough time for them to put these issues to the shareholders at that time. But they didn’t, Your Honor, for all the obvious reasons: They wanted to surreptitiously trade on the basis of what they knew during the period of February 25 to April 21st.

THE COURT: Thank you.

To refresh your recollection, I was concerned about standing. In other words, if the Court doesn’t have standing, this has been an interesting discussion, and it’s meaningless.

MR. WALD: Agreed, Your Honor.

THE COURT: So I want to come right back to

Allergan and Ms. Parschauer. And the case law that we can

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find holding an issuer like your client having standing under the Williams Act all seemed to involve issuers protecting their shareholders from misleading statements. Those are — that’s the genesis of cases that we can find, anyway.

Here, your client’s asking the Court to enjoin PS Fund 1 from voting altogether in December, even if PS Fund 1 makes corrective disclosures. I don’t know that you have standing to do that. And I’d like to hear why you do again.

MR. WALD: Your Honor, we’ve cited several cases where standing was found for the issuer in an insider trading case under Rule 14e-3. And the statement was made that issuers do have standing on behalf of shareholders under 14e-3. And they’re cited in our brief. That’s Burlington, and that’s Essex, and, I believe, the ICN v. Khan case, which made it to the Second Circuit — is a similar case. I believe it arises under 10b-5, not 14e-3, but it is the case of an issuer suing to protect the interest of its shareholders for a violation of insider trading rules.

THE COURT: Okay. Does the current shareholder that you represent have standing to ask for a fellow shareholder — well, enjoining that fellow shareholder from voting altogether, even if that fellow shareholder allegedly

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violated securities laws?

MR. WALD: Your Honor, I believe she does.

THE COURT: Cases?

MR. WALD: We do not have a case that we could find, Your Honor — THE COURT: We couldn’t find one either, so I share that with you.

MR. WALD: — that’s directly on point.

So the question is, intellectually, how does one

think about that issue?

Here’s our proposal, Your Honor: Ms. Parschauer is a current shareholder. She has suffered damages —there’s no doubt — and she has a claim for them based on insider trading.

THE COURT: Let me stop.

MR. WALD: Go ahead.

THE COURT: I agree. But it gets into this interesting question, philosophically: Let say she purchased stock at a strike price. Let’s say she’s management of some type. I don’t know. Let’s say that the market was 120, but she was able to exercise her right for limited period of time at $90.

If she’s a common investor, there’s a lot more gravitas and the reason for the Court to, you know, protect the shareholder — the investor, the purchaser, if you will.

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But when I’m dealing with people who have a company nexus, behind the scenes, I don’t know what they actually got that stock at.

They don’t look like the common American investor, which we’re interested in protecting — although we’re interested in protecting all investors. But if they get it at a strike price — I mean, you know, if they get it for half the price, and the market’s at 120, and you can purchase it for 60, I don’t know that’s where the Court chooses to make new law.

MR. WALD: Your Honor, fair enough. I have two responses. The first is that we have not heard anything from anyone suggesting that Ms. Parschauer is somehow disabled by virtue of her association with the company, from bringing an insider —THE COURT: I haven’t said that.

MR. WALD: Okay.

THE COURT: Yeah.

MR. WALD: And I don’t know that there’s evidence that would suggest that she’s not in a position to bring that claim.

THE COURT: I’m wondering, from the Circuit’s perspective, if that’s the best fact situation when, you know, we may be making a lot of law, quite frankly, to have somebody who’s an investor, inside the company, the person

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that you’re relying upon for standing.

MR. WALD: Okay. But let me go to —THE COURT: Do you have anybody else? MR. WALD: Sure we can find somebody else, Your Honor.

THE COURT: Quickly.

MR. WALD: Here’s the second point:

Let’s say she was able to buy at a below-market price. Okay? That may suggest that some portion of her damages may be — and I’m not saying this is correct — you know, is not recoverable. But, if the truth is that the value of that stock, instead of being 120 when she sold, was really 200, then clearly she’s still been damaged —THE COURT: Your response is, “So what? The end result is, whatever she purchased it at, Judge, she still suffered a comparable loss compared to what she could have sold it for if this information would have been publicly disseminated.” MR. WALD: Exactly right, Your Honor. Exactly right, with the following observation; as that is, as a current shareholder, she has an interest in making sure that her shares, her voting shares are not diluted.

And if we are correct that the defendants have violated the insider trading laws, and if it is correct that their threat to remove six directors and then petition the

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Delaware Chancellery Court for an election to replace them with directors who are friendly to the defendants — at that point they will have seized control of the company, Your Honor. They will remove the poison pill, and they will close the deal. And this is a really — the guts of the harm argument, Your Honor: They will close a deal that is not a market deal — is not a market deal — is not a deal that has been exposed to market forces.

They will have captured and strangled the company and forced a sale at a below-market price where — because of their toehold, because of their ability to capture that 10 and scare off other offerors, and come in and take over the company, they have, in essence, robbed the shareholders of what — of the true premium that should attach for control of the company.

THE COURT: Then we’ve come full circle to the last question I had. And it fits perfectly with what you’re arguing; and that is, the legal authority that having directors removed, whether it’s one or six, is an irreparable harm to a corporation or to a current shareholder. In other words, I hear your argument about replacing the current six on the board with a more favorable board, at least towards Valeant’s aspirations.

But, remember, we allegedly have three independent

board members. And it appears that the first stop, if you

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will, along the way are these — well, strike that. The first stop is December 18th, potentially. The second stop is potentially these independent board members, if you get a favorable ruling — or Valeant does, out of the Delaware court.

In other words, is this Court in a position of handing down prematurely a whole set of decisions and letting this play out?

I don’t understand why the Court’s starting to anticipate this parade of horribles when there’s a number of hurdles that Valeant has to go through to be successful. And one of those is December 18th.

MR. WALD: That is true, Your Honor.

But, if I may, let me put up Plaintiff’s

Exhibit 54, which is the statement of the defendants to the

marketplace about what they will do if Proposal 1 passes.

(Exhibit displayed.)

THE COURT: Just a moment.

You’re already at Proposal 1. Proposal 1 is one of, I think, eight or nine proposals that would come up on the December 18th meeting. That begs the question that, even if Valeant is successful, they still have to get to Delaware, they still have to get through an independent board of three members, who have the option of recommending, if you will, replacement board members.

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MR. WALD: Yes, Your Honor. And —

THE COURT: Okay?

MR. WALD: — and —

THE COURT: And this seems to be advisory. If my memory concerning Proposal 1 —MR. WALD: Proposal 1 is to remove the six.

THE COURT: Proposal 1 and 2 are the keys.

MR. WALD: Yes. Proposal 1 is to remove the six.

Proposal 2 is a recommendation —

THE COURT: Right.

MR. WALD: — supposedly nonbinding.

THE COURT: And 6 is that they’re supposed to

negotiate, or whatever?

MR. WALD: 8 is. That’s right, Your Honor.

Exactly right.

But here, I think — here — there’s two points on this, Your Honor: In terms of the law, the cases that we have cited don’t take on this question on a proposal-by-proposal basis. What they say is that we recognize that if there has been a violation of 14D or a violation of 14E, you have fundamentally changed the playing field.

THE COURT: Okay.

MR. WALD: So we don’t — we don’t even ask these

questions. And all of the cases that we cite on 49 and 50

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enjoin — enjoin the votes, enjoin the tender offers — once

they find that.

But, in addition, Your Honor, in terms of the equities and in terms of what they’re going to do, if they’re able to remove six directors — I mean, replace six directors on the board with — with people of their own choosing, I don’t think that it can be gainsaid what an impact that will have on Allergan as a company.

I mean, the corporate — this is a contest for corporate control, pure and simple. We’re gonna move from a board that is controlled by Allergan to a board that is controlled by Valeant. And what they’ve said is that, if they’re successful with Proposal 1, they’re going to go to Delaware with their 10, and they’re going to petition the court to have an election of the remaining directors.

And, Your Honor, I don’t believe, as a matter of law, that it is necessary or even relevant for the Court to take this on a proposal-by-proposal basis. If we are right, this block of votes should be enjoined. They should not be allowed to vote shares that they have acquired unlawfully in violation of the Williams Act. Period. Full stop.

THE COURT: Okay. Then why don’t you conclude

with your remarks, your prepared remarks.

MR. WALD: Your Honor, I know that — ‘cause I’ve

watched you, and I know that you’re not interested in

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mudslinging, and we’re not interested in mudslinging. For the reasons that are set forth in our response to the defendants’ Motion to Amend the Counterclaim, we believe that their allegations are completely baseless factually.

I would note for the Court, to the extent that it’s useful information, that Mr. Pyott was just honored by the Harvard Business Review as the fourth best CEO in the country on the basis of his performance as of CEO of Allergan. This is the man that my colleagues on the left have relentlessly savaged with criticism and with baseless attacks that are not grounded in facts.

THE COURT: This is Harvard?

MR. WALD: It is.

THE COURT: I went to UCLA, Counsel.

(Laughter in the courtroom.)

THE COURT: Mississippi, that’s the dividing line. MR. WALD: I withdraw the observation, Your Honor. In any event, Your Honor, rather than to go through those points, unless there are any that you would particularly like me to address —THE COURT: I think you’ve responded well. I appreciate your answers and your being succinct with it. My compliments.

Check with your colleagues though. Why don’t you

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step over, as a courtesy.

Make certain that you think he’s performed

admirably. And check with your clients.

And then we’ll be with you, Mr. Holscher, and

counsel.

MR. WALD: Thank you, Your Honor. I’m done.

THE COURT: You done? Okay.

All right. Mr. Holscher or Counsel?

Oh, Mr. Holscher, have a seat for a moment. We’re

going to switch court reporters.

(Pause in the proceedings at 3:35 p.m.) (Further proceedings reported by Maria Beesley in Volume IV.)

-oOo-

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-oOo-

CERTIFICATE

I hereby certify that pursuant to Section 753, Title 28, United States Code, the foregoing is a true and correct transcript of the stenographically reported proceedings held in the above-entitled matter and that the transcript page format is in conformance with the regulations of the Judicial Conference of the United States.

Date: October 29, 2014

/s/ Debbie Gale

            DEBBIE GALE, U.S. COURT REPORTER CSR NO. 9472, RPR, CCRR

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SACV 14-1214-DOC - 10/28/2014 - VOL. IV

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA

HONORABLE DAVID O. CARTER, JUDGE PRESIDING

CERTIFIED TRANSCRIPT

- - - - - - -

ALLERGAN INC., ET AL,, Plaintiff(s),	)
vs.	) No. SACV 14-1214 VOL. IV
VALEANT PHARMACEUTICALS INTERNATIONAL INC., ET AL,, Defendant(s).	)

REPORTER'S TRANSCRIPT OF PROCEEDINGS

PLAINTIFF'S PRELIMINARY INJUNCTION

SANTA ANA, CALIFORNIA

TUESDAY, OCTOBER 28, 2014

MARIA BEESLEY, CSR, RMR
Official Federal Reporter
Ronald Reagan Federal Building, Room 1-053
411 West 4th Street
Santa Ana, California 92701
(714) 564-9259
amaria1957@yahoo.com

MARIA BEESLEY, OFFICIAL REPORTER, CSR, RMR

2

SACV 14-1214-DOC - 10/28/2014 - VOL. IV

APPEARANCES OF COUNSEL:

FOR THE PLAINTIFF(S): LATHAM & WATKINS BY: PETER WALD, ESQ. 505 MONTGOMERY STREET SUITE 2000

SAN FRANCISCO, CALIFORNIA 94111 (415)391-0600

LATHAM BY: MICHELE & WATKINS JOHNSON, AAL

650 TOWN CENTER DRIVE 20TH FLOOR

COSTA MESA, CALIFORNIA 92626 (714)540-1235

FOR THE PLAINTIFF(S): WACHTELL LIPTON ROSEN & KATZ BY: WILLIAM SAVITT, ESQ.

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019 (212)403-2329

FOR THE DEFENDANT(S) VALEANT PHARMACEUTICALS:

SULLIVAN BY: BRIAN & CROMWELL FRAWLEY, ESQ. and JOHN HARDIMAN, ESQ.

125 BROAD STREET

NEW YORK, NEW YORK 10004 (212)558-4983

SULLIVAN BY: EDWARD & CROMWELL JOHNSON, ESQ. 1888 CENTURY PARK EAST 21ST FLOOR

LOS ANGELES, CALIFORNIA 90067 (310)712-6640

MARIA BEESLEY, OFFICIAL REPORTER, CSR, RMR

3

SACV 14-1214-DOC - 10/28/2014 - VOL. IV

FOR THE DEFENDANT(S) PERSHING SQUARE:

KIRKLAND BY: MARK & HOLSCHER, ELLIS ESQ. and MICHAEL SHIPLEY, ESQ.

AUSTIN NORRIS, ESQ.

333 SOUTH HOPE STREET

LOS ANGELES, CALIFORNIA 90071 (213)680-8190

Also Present for Plaintiffs: Doug Ingram, Karah Parschauer, Arnie Pinkston, Matt Moleda, Gavin Herbert,

Also Present for Defendants: Michael Pearson, Howard Chiller, Robert Shyon, William Ackman, David Schlaifer

MARIA BEESLEY, OFFICIAL REPORTER, CSR, RMR

4

SACV 14-1214-DOC - 10/28/2014 - VOL. IV

SANTA ANA, CALIFORNIA, TUESDAY, OCTOBER 28, 2014 VOL. IV

(3:46)

THE COURT: Counsel, on behalf of the defense. And we’re back in session, all counsel are present, the parties are present.

Mr. Holscher.

MR. HOLSCHER: Yes, Your Honor. I’m going to try and directly answer your questions. My co-counsel is going to directly answer a few others.

With respect to Exhibit 37, Your Honor, your question was how we were relying on paragraph one. Paragraph one, Your Honor, is the SEC’s interpretation that we are co-bidders and co-offerors and should be listed as co-offerors. We’re not relying on them in terms of our prior conduct. It is their determination of our status regardless of time. It’s not an issue whether we took substantial steps. In paragraph one, they’re saying you are a co-bidder, be added as an offeror. We were described in the offering documents as an offeror. Look, put it on the title page. So it’s their determination of our status, not that we relied on the language. It’s their actual determination.

With respect to paragraph four, Your Honor, you raised questions as - - there is a question being asked here. That’s one of 34 questions being asked by corporate finance, Your Honor. At the urging of Allergan - - they called it a bedbug letter - - they

MARIA BEESLEY, OFFICIAL REPORTER, CSR, RMR

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sent a letter saying - - demand we answer these questions. We answered the SEC’s questions with the same documents and information we gave you. Period. Hard stop. We justified our conduct. And they can spec it all they want. The SEC moves fast when it wants to move fast, Your Honor.

If you were to find a substantial question as to a violation of the securities laws, if the division of corporate finance sends its one of 34 questions, I submit, Your Honor, that standard would be met in nearly every hostile transaction because this is what happens. The other side says, make them answer. They answer. They go back and forth. That doesn’t create substantial questions under the law for an injunction.

Second, Your Honor, you asked questions about whether replacement of directors can be irreparable harm to a company. There are two cases, Your Honor, that are on point. Gearhart v. Smith, 741 F.2D, 707, 717, 718. Fifth Circuit, 1984. Telex v. Edelman, 1987 case, Northern District of Oklahoma. Both say, Your Honor, as you anticipated, the removal of directors cannot be irreparable harm.

Also, we cited the Ranger Oil case, Your Honor. There they find that even the change of control is not irreparable harm. We haven’t talked much about that case. I won’t go at length. I would just say to you and your clerks, Your Honor, that case is as close to on all fours as this case as any and rejects the arguments.

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Counsel keeps making the sweeping statement that many cases have done this injunction. It’s just not true, Your Honor. It’s not true. Let me describe their best case, the Khan case. It’s fascinating, Your Honor. Khan is against ICN, which is the precursor to the company that Valeant bought. Khan. ICN had standing because it was IPO. They gave him the shares, number one. Standing, they gave him the shares.

Number two, he was the underwriter. He took their confidential information he had a fiduciary responsibility to keep and he stole it. He used it to do a takeover. The district court judge sitting in your chair found that Khan perjured himself. Tried to sneak in change of control by lying and insider trading. The district court sitting in your chair - - their standing because it’s their shares - - says, you know, he shouldn’t be able to vote his shares. You know what the Second circuit said? No, no, no. As soon as he makes the corrected disclosure, he is an insider trader and that corrected disclosure is made, he can vote.

Your Honor, you read their best case. You read the Khan case. And like you said, they’re fact specific. A case where there is standing, a case where it’s a fiduciary, stole information. And you know what the Second Circuit says? Goes to the protection of shareholders. Hey, once you disclose to the market that this guy engaged in insider trading, he is free after he just pre-clears with the SEC whatever he is going to file for the proxies. So the SEC gets a look at it, the judge is going to

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look at it. Look, we’re going to make sure he is not lying all the time, but he can try and take over the company.

You read Khan, their best case, standing, fiduciary. It’s clear, Your Honor, under these facts no way that there is an injunction.

Your Honor, also asked - -

THE COURT: That’s if corrective measures were taken in Khan. And here, if there is an issue, there haven’t been corrective measures according to plaintiff’s counsel. Now they hope to hit a home run. They hope to knock out 9.7 percent. But the corrective measures spoken about or spoken to in Khan, it may be argued don’t exist here.

You haven’t cured, if the court finds that there is

reason for injunctive relief, you haven’t cured those.

MR. HOLSCHER: 13 disclosures of the insider trading

claims, Your Honor.

THE COURT: I’m not too certain I’m impressed with the number. I’m impressed with the content. And I’m not too certain that those disclosures that were made go to the heart of what the defendant was arguing a few moments ago.

MR. HOLSCHER: Interesting, Your Honor, what he argued a few moments ago is not what was in his motion. It was in his reply brief. His motion said you need to disclose there was insider trading, and that’s a disclosure issue. Then the reply brief, after we put in Mr. Pyott’s testimony and the evidence that

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every shareholder knew the allegations, they improperly switch in the reply brief.

You know when he talks about the proposed order? I request, Your Honor, you and your clerks go back and look at their first proposed order of the motion, and then they changed it. They changed it for new disclosures not in their motion. It violates this court’s rules, the Ninth Circuit’s rules.

Their motion, their request for disclosure was, you engaged in insider trading. Not this financing issue, not these other two issues. You can’t put it in a reply brief. There was also no facts developed in this case.

So their new disclosures, Your Honor, not appropriate.

They weren’t in the motion. They’re not entitled to it.

You also Your Honor asked the question —

THE COURT: Just a moment. When somebody asks for injunctive relief, this court is not tied to their specific request. In other words, I fashioned, eventually, that injunctive relief. Counsel can suggest it to the court. It doesn’t matter whether it comes in an opening brief or a reply, it’s ultimately this court’s decision about what is fair in terms of that injunctive relief.

MR. HOLSCHER: Agreed. But if a party says Valeant, Pershing Square you need to justify these things, you need to disclose them, and we litigate that on an expedited schedule, and they file a motion and then don’t raise it and say, “Judge, I want

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to disclose these issues that we didn’t give a chance to brief,”

that’s not permissible.

Let me go to your other question, Your Honor. Does a

shareholder have standing to stop us from voting? No.

Ms. Parschauer can seek money damages. That’s the Brody case and that’s the Supreme Court case in Rondeau. Clear as can be. Money damages is her relief. The SEC had standing for an injunction.

You asked the question —

THE COURT: And Allergan itself, the corporate entity?

MR. HOLSCHER: No standing, Your Honor.

THE COURT: Why?

MR. HOLSCHER: They’re not the issuer.

THE COURT: Why? There is no law in this area that I

could find.

MR. HOLSCHER: Brody is the law which is, 1483 is meant to be contemporaneous trades. It doesn’t say contemporaneous trades unless you are the company who issued the stock 10 years before.

THE COURT: Don’t get too close to counsel. (LAUGHTER) MR. HOLSCHER: We’re okay. It’s a client issue. MR. WALD: He touched me, Your Honor.

(LAUGHTER)

MR. HOLSCHER: So, Your Honor, Brody doesn’t have a

carve-out that says it must be contemporaneous trading unless it’s

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the issuer 10 years before so they can say they got some interest.

Again, look at the Khan case. They were the issuer.

So you asked the question if there are serious questions on the merits, could you potentially issue an injunction for serious questions on the merit? Those cases on preliminary injunction, Your Honor, don’t reduce the standard. They say if it’s sharply tipped in irreparable harm, then serious questions could be enough if it’s sharply tipped.

We’ve walked through the fact, and I won’t repeat it, there has to be a vote. We have to win the vote. There have to be new directors; new directors by the fiduciary duty. Delaware courts have to do something wrong.

Let me ask you this, Your Honor. One thing that’s never been mentioned. When you think about this, the shareholders, you want to have shareholders in your court?

THE COURT: Sure.

MR. HOLSCHER: There is not one shareholder here today other than management saying they want to stop us from voting. You enjoin this and that $19 billion of shareholder value, the expectation we’re going to go forward, that $19 billion to shareholders, you’ll have shareholders.

Here is the point, Your Honor. What is the bond? What is the bond? If you take this extraordinary relief, not an issuer, not a contemporaneous buyer or seller, and you find out later after your trial nine months from now that, you know what?

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Maybe the SEC was right in that July letter. Maybe those seven witnesses with unimpeached testimony or documents were right. There weren’t substantial steps. Maybe I made a mistake buying counsel’s arguments in the face of all the evidence, how much are they gonna pay?

THE COURT: Let me ask you something. If this court enjoined the 9.7 - - notice I keep harping on 9.7, not 10 as the document states - - bond may be appropriate and you would have a good argument. I think Allergan might shudder. But if it’s disclosure, if it’s corrective action that’s needed and notification to the shareholders, then I’m not certain what the bonding provisions would be. In fact, I think it would be almost nil.

MR. HOLSCHER: Fair point, Your Honor. My counsel is going to address this co-bidder question which goes to the heart of your concern with a very compelling answer. And I think we’re going to cover that and you are going to be pleased, I hope. But I can tell Your Honor that in this case, with these disclosures and our conduct, it’s clearly appropriate what we did.

THE COURT: Okay. Thank you very much.

MR. FRAWLEY: Good afternoon, Your Honor. Again Brian

Frawley, for the record, for Valeant.

I’m going to start where Mr. Holscher left off with the question about - - THE COURT: Very succinctly now. You are not going to

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retrace your opening argument.

MR. FRAWLEY: I’m not. So the first question was about the origin of it. And Slide 37 of Allergan’s presentation actually provides the origin of the co-bidder thing. This is part of the difficulty of people making arguments without asking questions in discovery about it.

The co-bidder thing came from Canadian counsel. It is a Canadian legal issue, not an American legal issue. Valeant is a Canadian corporation. The request to use the co-bidder label in the exhibit Allergan has shown you on page 37 of their presentation came from Canadian counsel. That’s why they were called co-bidders.

Everybody knew they were called co-bidders from the very start. Up on the screen is the very first filing made by Valeant and Pershing Square on April 21, 2014. This is the filing that disclosed Pershing Square’s stake. Attached to this filing, Exhibit 4 to Mr. Holscher’s affidavit, is the actual relationship agreement that we have been talking about that described the entities as co-bidders and described PS Fund 1 as the co-bidding entity. So the co-bidder concept has been in the public since the very moment this was disclosed.

You also asked the question, I will be even briefer on this one, about the objectivity of substantial steps. From our perspective, Your Honor, section 14(e) is a fraud statute. You can’t read fraud out of the statute by a rule. The Supreme Court

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ruled that in Ernst & Ernst v. Hochfelder. So there has to be some subjective element to the test. Otherwise, we have a strict liability statute.

You also asked if we had any authority. On page 28 of our opposition to the citation to a Northern District of Oklahoma district court case, Telex Corp, that actually holds that there is a subjective element to it. And as I mentioned, Your Honor, we believe that the Exchange Act relief that accompanies the rule says that as well.

The last question, Your Honor, you asked that if there is a different standard between an offering person and a bidder, and if I were to assume, which I don’t, that offering person is somebody narrower than bidder as opposed to broader, which is our position, I think it’s fair to say, Your Honor, that if you are in fact a purchaser in the tender offer, that you have put your wallet on the line, you have to be able to purchase because that’s the whole idea behind allowing the tender offer to make advanced purchases.

So Pershing Square here has agreed, they like to say it’s only a backstop, but it’s a $59 million backstop. Their money is on the line here. They have agreed to purchase these shares. They’re an offering person under any standard.

And unless the court has any questions . . .

THE COURT: No. Just the same courtesy. Check with

your co-counsel, make sure you have covered all of your arguments

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and check with your clients for just a moment.

MR. FRAWLEY: Your Honor, the defendants will rest on

their papers and our argument. Thank you.

THE COURT: I want to thank all of you then. I see you are ready to spring to your feet with surreply.

MR. WALD: One minute, Your Honor.

THE COURT: If you do, that’s fine. But it’s co-equal. So you get one minute, they get 20. I’m just kidding you. One more round because I know how hard you have worked.

MR. WALD: I have two points and two points only. On the Khan case, Your Honor, the following comes from the Second Circuit’s opinion. Quote, “In this case, however, it is clear that corrected disclosure would not address all the securities law violations that Khan was found to have committed.” THE COURT: You know what is amazing to me? Is the supposition that you two have to read the Khan case to me.

MR. WALD: Then you know - -

THE COURT: Make your point.

MR. WALD: The point was that the district court, on the basis of the insider trading violation, enjoined the whole tender offer.

The Second Circuit said you can’t do that. You don’t need to enjoin the whole tender offer. But one thing you should consider doing on remand is to enjoin the voting of the unlawfully

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acquired shares. That’s what that quote is.

Your Honor, the only other thing I want to say is that the SEC in SEC v. Ginsburg, the 11th circuit says that the list of activities that can constitute substantial steps that the SEC has published is not exhaustive and not intended to be exhaustive. It’s illustrative. And on page 10 of our slide deck we have listed eight things which are included in that list which occurred in this case. Thank you.

THE COURT: Counsel, same opportunity, surrebuttal. You

are more than welcome to.

MR. HOLSCHER: We’re fine, Your Honor.

THE COURT: You’re sure?

MR. HOLSCHER: Yes, Your Honor. Thank you very much.

MR. WALD: Thank you, Your Honor.

THE COURT: It’s a pleasure. Now, I don’t know when you’ll hear from me, but it will be in a relatively reasonable period of time. If I need additional briefing, I’ll send that out to you, and instructions will probably be no more than five pages. I don’t think so. The number of areas I’m still struggling with, one of those is standing. That’s why I repeatedly asked you to address that particular area. There is not a lot of law that supports either position, frankly.

So I want to thank you. I think your briefing was excellent. I want to say that to you publicly, and I think your arguments were extraordinary and the court appreciates your

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efforts.

I’m going to sit here and keep studying and I want all

of you to leave.

(Whereupon the proceedings were adjourned at 4:03.) – oOo – CERTIFICATE

I hereby certify that pursuant to Section 753, Title 28, United States Code, the foregoing is a true and correct transcript of the stenographically reported proceedings held in the above-entitled matter.

Date: OCTOBER 29, 2014

/S/ Maria Beesley

Digitally signed by Maria Beesley

DN: cn=Maria Beesley, o, ou,

email=amaria1957@yahoo.com,

c=US

Date:2014.10.29 14:35:23-07’00’

MARIA BEESLEY, RPR, RMR

OFFICIAL COURT REPORTER

MARIA BEESLEY, OFFICIAL REPORTER, CSR, RMR

Forward-looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. These forward-looking statements include, but are not limited to, statements regarding Valeant’s offer to acquire Allergan, its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the SEC and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to:

•

the ultimate outcome of the offer and the second-step merger, including the ultimate removal or the failure to render inapplicable the obstacles to consummation of the offer and the second-step merger described in the offer to exchange;

•

the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;

•	the effects of the proposed combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;

•	the effects of governmental regulation on our business or potential business combination transactions;

•	the ability to obtain regulatory approvals and meet other conditions to the offer, including the necessary stockholder approval, on a timely basis;

•

Valeant’s ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

•	the impact of competition from other market participants;

•	the development and commercialization of new products;

•

the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;

•

our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and

•	the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to the exchange offer which Valeant has made to Allergan stockholders. The exchange offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to exchange, the letter of election and transmittal and other related offer materials) and a registration statement on Form S-4 filed by Valeant with the SEC on June 18, 2014 and with the CSA, as each may be amended from time to time. These materials contain important information, including the terms and conditions of the offer. In addition, Valeant has filed a preliminary proxy statement with the SEC on June 24, 2014, as may be amended from time to time, Pershing Square Capital Management, L.P. (“Pershing Square”) has filed a definitive proxy statement with the SEC on September 24, 2014, and Valeant and Pershing Square (and, if a negotiated transaction is agreed, Allergan) may file one or more additional proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan have filed or may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE TENDER OFFER STATEMENT, REGISTRATION STATEMENT, AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders may obtain free copies of the tender offer statement, the registration statement and other documents (if and when available) filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting materials in respect of Allergan filed with the SEC by Valeant on April 21, 2014, May 28, 2014 and September 25, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.